UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Summary

Registration data

General information	1
Address	2
Marketable securities	3
Auditor	4
Share registrer	5
Investor Relations Officer or equivalent	6
Shareholders’ Department	7

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

1 - General information

Company Name:	CPFL ENERGIA S.A.

Initial Company name:	08/06/2002

Type of participant:	Publicly quoted corporation

Previous
company name:	Draft II Participações S.A

Date of Incorporation:	03/20/1998

CNPJ (Federal Tax ID):	02.429.144/0001-93

CVM CODE:	1866-0

Registration Date CVM:	05/18/2000

State of CVM Registration:	Active

Starting date of situation:	05/18/2000

Country:	Brazil

Country in which the marketable securities are held in custody:	Brazil

Foreign countries in which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)

Description of activity:	Holdings

Issuer’s Category:	Category A

Registration Date on actual category:	01/01/2010

Issuer’s Situation:	Operational

Starting date of situation:	05/18/2000

Type of share control:	Private Holding

Date of last change of share control:	11/30/2009

Date of last change of company year:

1

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

Day/Month of year end:	31/12

Web address:	www.cpfl.com.br

Newspapers in which issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU

	Valor Econômico	SP

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rua Gomes de Carvalho, 1510 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil,

ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

2

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

3 - MARKETABLE SECURITIES

Shares		Trading		Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	05/18/2000		Novo Mercado	9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized Market	CETIP	05/11/2000		Traditional	05/11/2000

3

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

4 - AUDITOR INFORMATION

Is there an auditor?	Yes
CVM CODE:	418-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	KPMG Auditores Independentes
CNPJ:	57.755.217/0011-09
Service Provision Period:	04/01/2007
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Jarib Brisola Duarte Fogaça	04/01/2007	012.163.378-02

4

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

5 – SHARE REGISTRAR

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011
Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

5

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

6 – INVESTOR RELATIONS OFFICER

NAME:	Lorival Nogueira Luz Júnior
Investor Relations Director
CNPJ:	678.741.266-53
Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-6083, FAX: (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br
Start date of activity:	03/21/2011
End date of activity:

6

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

7 – SHAREHOLDERS’ DEPARTMENT

Contact Start date of activity:	Gustavo Estrella 11/01/2007
End date of activity:
Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-6083, FAX: (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br

7

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Table of Contents

Identification of Company Capital Stock	1
Cash dividend	1
Parent Company Financial Statements Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders Equity
01/01/2011 to 06/31/2011	6
01/01/2010 to 06/31/2010	7
Statements of Added Value	8
Consolidated Financial Statements Balance Sheet Assets	9
Balance Sheet Liabilities	10
Income Statement	12
Cash Flow Statements	13
Statement of Changes in Shareholders Equity
01/01/2011 to 06/30/2011	14
01/01/2010 to 06/30/2010	15
Statements of Added Value	16
Comments on Performance	17
Notes to Financial Statements	23
Comments on performance and forecasts	86
Other relevant information	87
Reports Independent Auditors’ Report Unqualified	92

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 06/30/2011
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	08/10/2011	Dividend	-	ON (Common shares)		0.777023176

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS

(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 06/30/2011	Previous year 12/31/2010
1	Total assets	7,355,849	7,041,917
1.01	Current assets	801,950	601,635
1.01.01	Cash and cash equivalents	582,944	110,958
1.01.02	Financial Investments	43,744	42,533
1.01.02.02	Financial Investments at amortized cost	43,744	42,533
1.01.02.02.01	Held for trade	43,744	42,533
1.01.06	Recoverable taxes	51,345	34,992
1.01.06.01	Current Recoverable taxes	51,345	34,992
1.01.08	Other current assets	123,917	413,152
1.01.08.03	Other	123,917	413,152
1.01.08.03.01	Dividends and interest on shareholders’ equity	121,617	412,647
1.01.08.03.02	Other	2,300	505
1.02	Noncurrent assets	6,553,899	6,440,282
1.02.01	Long - term assets	261,900	272,797
1.02.01.02	Financial Investments at amortized cost	22,180	39,216
1.02.01.02.01	Held to maturity	22,180	39,216
1.02.01.06	Deferred taxes	171,532	177,729
1.02.01.06.02	Deferred taxes credits	171,532	177,729
1.02.01.08	Related parties	32,866	14,875
1.02.01.08.02	Subsidiaries	32,866	14,875
1.02.01.09	Other noncurrent assets	35,322	40,977
1.02.01.09.03	Escrow deposits	11,119	10,676
1.02.01.09.04	Recoverable taxes	2,787	2,787
1.02.01.09.05	Other credits	21,416	27,514
1.02.02	Investments	6,291,676	6,167,072
1.02.02.01	Permanent equity interests	6,291,676	6,167,072
1.02.02.01.02	Investments in subsidiares	6,291,676	6,167,072
1.02.03	Property, plant and equipment	141	158
1.02.04	Intangible assets	182	255

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES

(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 06/30/2011	Previous year 12/31/2010
2	Total liabilities	7,355,849	7,041,917
2.01	Current liabilities	72,961	41,246
2.01.01	Social and Labor Obligations	15	204
2.01.01.02	Labor Obligations	15	204
2.01.01.02.01	Estimated Labor Obligation	15	204
2.01.02	Suppliers	3,172	1,768
2.01.03	Tax Obligations	24,489	437
2.01.03.01	Federal Tax Obligations	24,489	437
2.01.04	Loans and financing	16,923	15,529
2.01.04.02	Debentures	16,923	15,529
2.01.04.02.01	Interest on debentures	16,923	15,529
2.01.05	Other Current liabilities	28,362	23,308
2.01.05.02	Other	28,362	23,308
2.01.05.02.01	Dividends and interest on shareholders equity	19,754	16,360
2.01.05.02.04	Derivatives	279	123
2.01.05.02.05	Other payable	8,329	6,825
2.02	Noncurrent liabilities	501,446	506,963
2.02.01	Loans and financing	450,000	450,000
2.02.01.02	Debentures	450,000	450,000
2.02.02	Other Noncurrent liabilities	40,350	46,297
2.02.02.02	Other	40,350	46,297
2.02.02.02.03	Derivatives	442	460
2.02.02.02.04	Other payable	39,908	45,837
2.02.04	Provisons	11,096	10,666
2.02.04.01	Civil, Labor, Social and Tax Provisions	11,096	10,666
2.02.04.01.01	Tax Provisions	11,096	10,666
2.03	Shareholders’ equity	6,781,442	6,493,708
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.04	Profit reserves	418,665	904,705
2.03.04.01	Legal reserves	418,665	418,665
2.03.04.08	Additional Proposed dividend	0	486,040
2.03.05	Accumulated profit or loss	760,744	0
2.03.06	Revaluation Reserve	808,593	795,563
2.06.06.01	Revaluation Reserve	808,593	795,563

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT

(in thousands of Brazilian reais – R$)

Code	Description	YTD current quarter 01/04/2011 to 06/30/2011	YTD current period 01/01/2011 to 06/30/2011	YTD current quarter 01/04/2010 to 06/30/2010	YTD current period 01/01/2010 to 06/30/2010
3.01	Net revenues	1	2	2	2
3.03	Operating income	1	2	2	2
3.04	Operating income (expense)	324,812	788,413	391,039	874,660
3.04.02	General and administrative	(9,941)	(16,140)	(6,226)	(11,020)
3.04.05	Other	(36,297)	(72,593)	(36,876)	(72,240)
3.04.06	Equity in subsidiaries	371,050	877,146	434,141	957,920
3.05	Income before financial income and taxes	324,813	788,415	391,041	874,662
3.06	Financial income / expense	(15,894)	(19,757)	(10,534)	(12,544)
3.06.01	Financial income	(2,232)	7,024	8,252	22,478
3.06.02	Financial expense	(13,662)	(26,781)	(18,786)	(35,022)
3.07	Income before taxes	308,919	768,658	380,507	862,118
3.08	Income tax and social contribution	(20,989)	(20,949)	(25,406)	(24,091)
3.08.01	Current	(14,750)	(14,750)	(18,807)	(18,805)
3.08.02	Deferred	(6,239)	(6,199)	(6,599)	(5,286)
3.09	Net income from continuing operations	287,930	747,709	355,101	838,027
3.11	Net income	287,930	747,709	355,101	838,027
3.99	Net Income per Share (Reais)
3.99.01	Basic earnings per share
3.99.01.01	Common shares		0.78		0.87

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 06/30/2011	YTD current period 01/01/2010 to 06/30/2010
6.01	Net cash from operating activities	950,059	481,769
6.01.01	Cash generated from operations	(16,921)	(14,713)
6.01.01.01	Net income, including income tax and social contribution	768,655	862,116
6.01.01.02	Depreciation and amortization	72,684	72,306
6.01.01.03	Interest and monetary and exchange restatement	18,886	8,785
6.01.01.04	Equity in subsidiaries	(877,146)	(957,920)
6.01.02	Variation on assets and liabilities	966,980	496,482
6.01.02.01	Dividend and interest on shareholders’ equity received	981,808	500,014
6.01.02.02	Recoverable taxes	(762)	(2,144)
6.01.02.03	Escrow deposits	(13)	(393)
6.01.02.04	Other operating assets	4,304	(297)
6.01.02.05	Suppliers	1,404	(1,068)
6.01.02.06	Income tax and social contribution paid	(200)	0
6.01.02.07	Other taxes and social contributions	9,503	9,153
6.01.02.08	Interest on debts (paid)	(24,451)	(19,398)
6.01.02.09	Other operating liabilities	(4,613)	10,615
6.02	Net cash in investing activities	4,573	22,617
6.02.02	Acquisition of property, plant and equipment	0	(169)
6.02.03	Financial investments	22,922	21,239
6.02.05	Sale of noncurrent assets	0	(45)
6.02.06	Advance for future capital increase	0	(95)
6.02.07	Intercompany loans with subsidiaries and associated companies	(18,349)	1,614
6.02.08	Other	0	73
6.03	Net cash in financing activities	(482,646)	(652,540)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	0	(198)
6.03.02	Dividend and interest on shareholders’ equity paid	(482,646)	(652,342)
6.05	Increase (decrease) in cash and cash equivalents	471,986	(148,154)
6.05.01	Cash and cash equivalents at beginning of period	110,958	219.126
6.05.02	Cash and cash equivalents at end of period	582,944	70,972

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO JUNE 30, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	0	795,563	6,493,708
5.04	Capital transactions within shareholders	0	0	(486,040)	0	0	(486,040)
5.04.06	Dividend	0	0	(486,040)	0	0	(486,040)
5.05	Total comprehensive income	0	0	0	760,744	13,030	773,774
5.05.01	Net income / Loss for the period	0	0	0	747,709	0	747,709
5.05.02	Other comprehensive income	0	0	0	13,035	13,030	26,065
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	13,035	13,030	26,065
5.07	Final balance	4,793,424	16	418,665	760,744	808,593	6,781,442

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.03	Adjusted balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.04	Capital transactions within shareholders	52,249	0	(655,017)	2,977	0	(599,791)
5.04.01	Capital increase	52,249	0	0	0	0	52,249
5.04.06	Dividend	0	0	(655,017)	0	0	(655,017)
5.04.08	Prescribed dividends	0	0	0	2,977	0	2,977
5.05	Total comprehensive income	0	0	0	851,108	15,518	866,626
5.05.01	Net income / Loss for the period	0	0	0	838,027		838,027
5.05.02	Other comprehensive income	0	0	0	13,081	15,518	28,599
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	13,081	15,518	28,599
5.06	Internal changes in Shareholders´ equity	0	0	774,429	(774,429)	0	0
5.06.04	Dividend proposed	0	0	774,429	(774,429)	0	0
5.07	Final balance	4,793,424	16	1,116,180	(154,622)	781,185	6,536,183

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 06/30/2011	YTD current period 01/01/2010 to 06/30/2010
7.01	Revenues	2	2
7.01.01	Sales of goods, products and services	2	2
7.02	Inputs	(14,031)	(9,061)
7.02.02	Material-Energy-Outsourced services-Other	(11,435)	(6,619)
7.02.04	Other	(2,596)	(2,442)
7.03	Gross added value	(14,029)	(9,059)
7.04	Retentions	(72,684)	(72,306)
7.04.01	Depreciation and amortization	(89)	(66)
7.04.02	Other	(72,595)	(72,240)
7.04.02.01	Intangible concession asset - amortization	(72,595)	(72,240)
7.05	Net added value generated	(86,713)	(81,365)
7.06	Added value received in transfer	893,563	989,515
7.06.01	Equity in subsidiaries	877,146	957,920
7.06.02	Financial expense	16,418	31,595
7.07	Added Value to be Distributed	806,850	908,150
7.08	Distribution of Added Value	806,850	908,150
7.08.01	Personnel	1,538	1,566
7.08.01.01	Direct Remuneration	1,538	1,453
7.08.01.02	Benefits	0	52
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	0	61
7.08.02	Taxes, Fees and Contributions	30,785	33,495
7.08.02.01	Federal	30,782	33,489
7.08.02.02	State	4	0
7.08.02.03	Municipal	0	6
7.08.03	Remuneration on third parties’ capital	26,818	35,062
7.08.03.01	Interest	26,772	35,015
7.08.03.02	Rental	46	47
7.08.04	Remuneration on own capital	747,709	838,027
7.08.04.03	Profit / loss for the period	747,709	838,027

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS

(in thousands of Brazilian  reais – R$)

Code	Description	Current quarter 06/30/2011	Previous year 12/31/2010
1	Total assets	23,478,549	20,056,797
1.01	Current assets	6,945,607	3,898,190
1.01.01	Cash and cash equivalents	4,402,947	1,562,897
1.01.02	Financial Investments	43,744	42,533
1.01.02.02	Financial Investments at amortized cost	43,744	42,533
1.01.02.02.01	Held for trade	43,744	42,533
1.01.03	Accounts Receivable	1,798,570	1,816,073
1.01.03.01	Consumers	1,798,570	1,816,073
1.01.04	Materials and suppliers	38,231	24,856
1.01.06	Recoverable taxes	240,439	193,020
1.01.06.01	Current recoverable taxes	240,439	193,020
1.01.08	Other current assets	421,675	258,811
1.01.08.03	Other	421,675	258,811
1.01.08.03.01	Other credits	417,227	253,813
1.01.08.03.02	Derivatives	92	244
1.01.08.03.03	Leases	4,356	4,754
1.02	Noncurrent assets	16,532,943	16,158,607
1.02.01	Long Term assets	4,002,967	3,787,268
1.02.01.02	Financial Investments amortized at cost	55,350	72,823
1.02.01.02.01	Held to Maturity	55,350	72,823
1.02.01.03	Accounts Receivable	188,291	195,738
1.02.01.03.01	Consumers	188,291	195,738
1.02.01.06	Deferred taxes	1,096,158	1,183,460
1.02.01.09	Other noncurrent assets	2,663,168	2,335,247
1.02.01.09.03	Derivatives	27	82
1.02.01.09.04	Escrow deposits	1,042,062	890,685
1.02.01.09.05	Recoverable taxes	159,592	138,966
1.02.01.09.06	Leases	25,300	26,315
1.02.01.09.07	Concession Financial assets	1,091,624	934,646
1.02.01.09.08	Employee Pension Plan	5,800	5,800
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other	222,109	222,099
1.02.03	Property, Plant and Equipment	5,965,171	5,786,465
1.02.04	Intangible assets	6,564,805	6,584,874

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY

(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 06/30/2011	Previous year 12/31/2010
2	Total liabilities	23,478,549	20,056,797
2.01	Current liabilities	5,049,523	4,428,322
2.01.01	Social and Labor Obligations	120,728	58,688
2.01.01.02	Labor Obligations	120,728	58,688
2.01.01.02.01	Accrued liabilities related to personnel	120,728	58,688
2.01.02	Suppliers	1,093,951	1,047,385
2.01.03	Tax payable	505,474	455,248
2.01.04	Loans and financing	2,563,886	2,247,407
2.01.04.01	Loans and financing	1,024,951	619,383
2.01.04.01.01	In local currency	616,259	615,201
2.01.04.01.02	In foreign currency	408,692	4,182
2.01.04.02	Debentures	1,538,935	1,628,024
2.01.04.02.01	Debentures	1,385,227	1,509,958
2.01.04.02.02	Interest on Debentures	153,708	118,066
2.01.05	Other Obligations	765,484	619,594
2.01.05.02	Other	765,484	619,594
2.01.05.02.01	Dividends and interest on equity	23,442	23,813
2.01.05.02.04	Derivatives	53,581	3,982
2.01.05.02.05	Employee pension plans	37,762	40,103
2.01.05.02.06	Regulatory charges	139,745	123,541
2.01.05.02.07	Public Utilities	27,610	17,287
2.01.05.02.08	Other Payables	483,344	410,868
2.02	Noncurrent liabilities	11,382,942	8,878,819
2.02.01	Loans and financing	9,768,010	7,159,312
2.02.01.01	Loans and financing	4,893,547	4,946,998
2.02.01.01.01	In local currency	4,857,125	4,481,421
2.02.01.01.02	In foreigh currency	36,422	465,577
2.02.01.02	Debenture	4,874,463	2,212,314
2.02.02	Other Obligations	1,025,618	1,150,475
2.02.02.02	Other	1,025,618	1,150,475
2.02.02.02.03	Derivatives	442	7,883
2.02.02.02.04	Employee pension plans	493,030	570,877
2.02.02.02.05	Taxes and Social Contributions Payable	838	960
2.02.02.02.06	Public Utilities	436,526	429,632
2.02.02.02.07	Other Payables	94,782	141,123
2.02.03	Deferred taxes	275,104	277,767
2.02.03.01	Income tax and social contribution deferred	275,104	277,767
2.02.04	Provisions	314,210	291,265
2.02.04.01	Reserve for contingencies	314,210	291,265
2.03	Consolidated Shareholders’ Equity	7,046,084	6,749,656
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.03	Revaluation Reserve	808,593	795,563
2.03.04	Profit reservers	418,665	904,705
2.03.04.01	Legal	418,665	418,665
2.03.04.08	Additional Proposed Dividend	0	486,040
2.03.05	Accumulated profit or loss	760,744	0
2.03.09	Noncontrolling interests	264,642	255,948

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT

(in thousands of Brazilian reais – R$)

Code	Description	YTD current quarter 01/04/2011 to 06/30/2011	YTD current period 01/01/2011 to 06/30/2011	YTD current quarter 01/04/2010 to 06/30/2010	YTD current period 01/01/2010 to 06/30/2010
3.01	Net revenues	3,044,857	6,067,641	2,867,559	5,746,284
3.02	Cost of electric energy services	(2,104,884)	(3,991,110)	(2,018,797)	(3,818,004)
3.02.01	Cost of electric energy	(1,524,451)	(2,943,113)	(1,509,474)	(2,916,782)
3.02.02	Operation cost	(329,572)	(583,369)	(255,036)	(495,322)
3.02.03	Cost of services to third parties	(250,861)	(464,628)	(254,287)	(405,900)
3.03	Operating income	939,973	2,076,531	848,762	1,928,280
3.04	Operating expenses	(303,082)	(585,485)	(204,630)	(442,497)
3.04.01	Sales	(105,131)	(178,202)	(79,948)	(143,858)
3.04.02	General and administrative	(141,273)	(296,094)	(70,816)	(190,208)
3.04.05	Others	(56,678)	(111,189)	(53,866)	(108,431)
3.05	Income before financial income and taxes	636,891	1,491,046	644,132	1,485,783
3.06	Financial income / expense	(182,050)	(313,155)	(84,124)	(166,131)
3.06.01	Financial income	125,524	251,438	101,865	202,292
3.06.02	Financial expense	(307,574)	(564,593)	(185,989)	(368,423)
3.07	Income before taxes	454,841	1,177,891	560,008	1,319,652
3.08	Income tax and social contribution	(160,758)	(417,933)	(200,238)	(472,019)
3.08.01	Current	(156,186)	(361,268)	(176,455)	(388,957)
3.08.02	Deferred	(4,572)	(56,665)	(23,783)	(83,062)
3.09	Net income from continuing operation	294,083	759,958	359,770	847,633
3.11	Consolidated net income	294,083	759,958	359,770	847,633
3.11.01	Attributable to controlling shareholders	287,930	747,709	355,101	838,027
3.11.02	Attributable to noncontrolling shareholders	6,153	12,249	4,669	9,606
3.99	Earnings per share (reais/share)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 06/30/2011	YTD current period 01/01/2010 to 06/30/2010
6.01	Net cash from operating activities	1,176,307	1,156,412
6.01.01	Cash generated from operations	1,988,411	1,721,473
6.01.01.01	Net income, including income tax and social contribution	1,177,891	1,319,652
6.01.01.02	Depreciation and amortization	388,142	334,245
6.01.01.03	Reserve for contingencies	19,569	(159,540)
6.01.01.04	Interest and monetary and exchange restatement	432,133	255,434
6.01.01.05	Gain on pension plan	(44,704)	(43,605)
6.01.01.06	Losses on disposal of noncurrent assets	846	3,944
6.01.01.07	Deferred taxes - PIS and COFINS	14,534	11,343
6.01.02	Variation on assets and liabilities	(812,104)	(565,061)
6.01.02.01	Consumers, Concessionaires and Licensees	24,950	(38,447)
6.01.02.02	Recoverable Taxes	(16,924)	(27,169)
6.01.02.03	Leases	(2,196)	0
6.01.02.04	Escrow deposits	(122,906)	(27,462)
6.01.02.05	Other operating assets	(119,207)	(67,630)
6.01.02.06	Suppliers	46,566	36,202
6.01.02.07	Taxes and social contributions paid	(326,941)	(341,487)
6.01.02.08	Other taxes and social contributions	197	(34,789)
6.01.02.09	Employee Pension Plans	(35,485)	(37,297)
6.01.02.10	Interest paid on debt	(363,467)	(243,167)
6.01.02.11	Regulator charges	16,204	46,610
6.01.02.12	Other operating liabilities	87,105	169,575
6.02	Net cash in investing activities	(709,207)	(701,912)
6.02.02	Acquisition of property, plant and equipment	(297,286)	(281,147)
6.02.03	Financial investments	24,580	17,746
6.02.04	Leases	3,609	0
6.02.05	Acquisition of intangible assets	(440,110)	(440,934)
6.02.06	Sale of noncurrent assets	0	4,716
6.02.08	Other	0	(2,293)
6.03	Net cash in financing activities	2,372,951	(564,294)
6.03.01	Loans, financing and debentures obtained	3,410,792	800,103
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(547,541)	(715,284)
6.03.03	Dividend and interest on shareholders’ equity paid	(490,300)	(649,113)
6.05	Increase (decrease) in cash and cash equivalents	2,840,051	(109,794)
6.05.01	Cash and cash equivalents at beginning of period	1,562,897	1,487,243
6.05.02	Cash and cash equivalents at end of period	4,402,948	1,377,449

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO JUNE 31, 2011

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	0	0	(486,040)	0	0	(486,040)	(3,596)	(489,636)
5.04.06	Dividend	0	0	(486,040)	0	0	(486,040)	(3,596)	(489,636)
5.05	Total comprehensive income	0	0	0	747,709	26,065	773,744	12,248	785,992
5.05.01	Net income	0	0	0	747,709	0	747,709	12,248	759,957
5.05.02	Other comprehensive income	0	0	0	0	26,065	26,065	0	26,065
5.05.02.01	Adjustment of financial instruments	0	0	0	0	39,492	39,492	0	39,492
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	(13,427)	(13,427)	0	(13,427)
5.06	Internal changes of shareholders equity	0	0	0	13,035	(13,035)	0	42	42
5.06.02	Realization of revaluation reserve	0	0	0	19,734	(19,734)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(6,699)	6,699	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	42	42
5.07	Final balance	4,793,424	16	418,665	760,744	808,593	6,781,442	264,642	7,046,084

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO JUNE 31, 2010

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.03	Adjusted opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.04	Capital transactions within shareholders	52,249	0	119,412	(771,452)	0	(599,791)	(6,181)	(605,972)
5.04.01	Capital increase	52,249	0	0	0	0	52,249	0	52,249
5.04.06	Dividend	0	0	774,429	(774,429)	0	0	(6,181)	(6,181)
5.04.08	Approval of dividend proposal	0	0	(655,017)	0	0	(655,017)	0	(655,017)
5.04.08	Prescribed dividend	0	0	0	2,977	0	2,977	0	2,977
5.05	Total comprehensive income	0	0	0	838,027	28,599	866,626	7,143	873,769
5.05.01	Net income	0	0	0	838,027	0	838,027	9,606	847,633
5.05.02	Other comprehensive income	0	0	0	0	28,599	28,599	(2,463)	26,136
5.05.02.01	Adjustment of financial instruments	0	0	0	0	43,348	43,348	(3,733)	39,615
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	(14,749)	(14,749)	1,270	(13,479)
5.06	Internal changes of shareholders equity	0	0	0	13,081	(13,081)	0	(13,020)	(13,020)
5.06.02	Realization of revaluation reserve	0	0	0	19,805	(19,805)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(6,724)	6,724	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	(13,020)	(13,020)
5.07	Final balance	4,793,424	16	1,116,180	(154,622)	781,185	6,536,183	255,373	6,791,556

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE

(in thousands of Brazilian  reais – R$)

Code	Description	YTD current period 01/01/2011 to 06/30/2011	YTD current period 01/01/2010 to 06/30/2010
7.01	Revenues	9,168,733	8,921,510
7.01.01	Sales of goods, products and services	8,561,235	8,067,353
7.01.02	Other revenue	464,017	400,937
7.01.02.01	Revenue from construction of infrastructure distribution	464,017	403,464
7.01.02.02	Other	0	(2,527)
7.01.03	Revenues related to the construction of own assets	180,899	483,300
7.01.04	Allowance for doubtful accounts	(37,418)	(30,080)
7.02	Inputs	(4,332,669)	(4,421,499)
7.02.01	Cost of sales	(3,288,691)	(3,260,617)
7.02.02	Material-Energy-Outsourced services-Other	(886,833)	(1,025,890)
7.02.04	Other	(157,145)	(134,992)
7.03	Gross added value	4,836,064	4,500,011
7.04	Retentions	(404,474)	(342,968)
7.04.01	Depreciation and amortization	(312,447)	(250,239)
7.04.02	Other	(92,026)	(92,729)
7.04.02.01	Intangible concession asset - amortization	(92,026)	(92,729)
7.05	Net added value generated	4,431,591	4,157,043
7.06	Added value received in transfer	260,379	214,776
7.06.02	Financial income	260,379	214,776
7.07	Added Value to be Distributed	4,691,971	4,371,819
7.08	Distribution of Added Value	4,691,971	4,371,819
7.08.01	Personnel	299,497	238,402
7.08.01.01	Direct Remuneration	200,478	185,333
7.08.01.02	Benefits	83,052	38,419
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	15,967	14,650
7.08.02	Taxes, Fees and Contributions	3,039,598	2,868,556
7.08.02.01	Federal	1,592,993	1,510,484
7.08.02.02	State	1,439,503	1,351,953
7.08.02.03	Municipal	7,102	6,119
7.08.03	Remuneration on third parties’ capital	592,918	417,228
7.08.03.01	Interest	579,735	410,355
7.08.03.02	Rental	13,183	6,873
7.08.04	Remuneration on own capital	759,958	847,633
7.08.04.03	Profit / loss for the period	759,958	847,633

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 287,930 in the quarter, -18.9% (R$ 67,172) lower than in the same quarter of the previous year, mainly to results of equity in subsidiaries, as shown below:

	2nd quarter 2011	2nd quarter 2010
CPFL Paulista	129,620	183,453
CPFL Piratininga	73,929	61,189
RGE	60,360	62,942
CPFL Santa Cruz	8,746	5,216
CPFL Leste Paulista	3,646	4,910
CPFL Jaguari	3,557	3,114
CPFL Sul Paulista	4,361	4,043
CPFL Mococa	1,610	3,042
CPFL Geração	52,589	59,855
CPFL Brasil	25,332	41,383
CPFL Atende	339	(606)
CPFL Planalto	3,262	2,815
CPFL Serviços	1,173	898
CPFL Jaguariuna	(13)	(54)
CPFL Jaguari Geração	2,245	1,941
Chumpitaz	294	-
Total	371,050	434,141

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	2nd quarter			1st semester
	2011	2010	Variation	2011	2010	Variation
OPERATING REVENUES	4,515,489	4,220,035	7.0%	9,025,253	8,470,817	6.5%
Electricity sales to final consumers (1)	3,587,803	3,379,946	6.1%	7,191,479	6,939,015	3.6%
Electricity sales to wholesaler	298,447	267,569	11.5%	574,804	497,507	15.5%
Revenue from construction of concession infrastructure	250,415	253,020	-1.0%	464,017	403,464	15.0%
Other operating revenues (1)	378,823	319,500	18.6%	794,953	630,831	26.0%
DEDUCTION FROM OPERATING REVENUE	(1,470,631)	(1,352,476)	8.7%	(2,957,612)	(2,724,533)	8.6%
NET OPERATING REVENUE	3,044,857	2,867,559	6.2%	6,067,641	5,746,284	5.6%
ENERGY COST	(1,524,451)	(1,509,474)	1.0%	(2,943,113)	(2,916,782)	0.9%
Electricity purchased for resale	(1,215,522)	(1,216,936)	-0.1%	(2,330,257)	(2,343,769)	-0.6%
Electricity network usage charges	(308,930)	(292,538)	5.6%	(612,856)	(573,013)	7.0%
OPERATING COST/EXPENSE	(883,515)	(713,953)	23.7%	(1,633,482)	(1,343,719)	21.6%
Personnel	(205,759)	(146,123)	40.8%	(357,799)	(293,358)	22.0%
Employee pension plan	22,352	21,803	2.5%	44,704	43,605	2.5%
Material	(23,325)	(19,257)	21.1%	(41,536)	(36,214)	14.7%
Outsourced Services	(136,059)	(110,092)	23.6%	(257,022)	(208,969)	23.0%
Depreciation and Amortization	(154,019)	(120,950)	27.3%	(296,115)	(238,069)	24.4%
Merged Goodwill Amortization	(46,013)	(48,041)	-4.2%	(92,026)	(92,729)	-0.8%
Costs related to infrastructure construction	(250,415)	(253,020)	-1.0%	(464,017)	(403,464)	15.0%
Other	(90,276)	(38,273)	135.9%	(169,669)	(114,521)	48.2%
INCOME FROM ELECTRIC UTILITY SERVICES	636,891	644,132	-1.1%	1,491,046	1,485,783	0.4%
FINANCIAL INCOME (EXPENSE)	(182,050)	(84,124)	116.4%	(313,156)	(166,131)	88.5%
Income	125,524	101,865	23.2%	251,438	202,292	24.3%
Expense	(307,574)	(185,989)	65.4%	(564,593)	(368,423)	53.2%
INCOME BEFORE TAX	454,841	560,008	-18.8%	1,177,891	1,319,652	-10.7%
Social Contribution	(41,890)	(53,133)	-21.2%	(110,682)	(125,675)	-11.9%
Income Tax	(118,868)	(147,105)	-19.2%	(307,251)	(346,344)	-11.3%
NET INCOME FOR THE PERIOD	294,083	359,770	-18.3%	759,958	847,633	-10.3%

Net income attributable to the shareholders	287,929	355,101	-18.9%	747,709	838,027	-10.8%
Net income attributable to the non controlling interests	6,154	4,669	31.8%	12,248	9,606	27.5%

EBITDA	814,571	791,320	2.9%	1,834,484	1,772,976	3.5%

Net Income for the Period and EBITDA Reconciliation (2)
NET INCOME FOR THE PERIOD	294,083	359,770		759,958	847,633
Employee Pension Plan	(22,352)	(21,803)		(44,704)	(43,605)
Depreciation and Amortization	200,032	168,991		388,142	330,798
Financial Income (Expense)	182,050	84,124		313,156	166,131
Social Contribution	41,890	53,133		110,682	125,675
Income Tax	118,868	147,105		307,251	346,344
EBITDA	814,571	791,320		1,834,484	1,772,976

(1) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated performance
(2) Information not reviewed by our auditors

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2011 was R$ 4,515,489, up 7.0% (R$ 295,454) on the same period of the previous year.

The main factors in this change were:

•         An increase of 6.1% (R$ 207,857) in the billed and unbilled supply of electric energy, due to the increase of 5.9% in the average tariffs charged, mainly due to the tariff increases and reduction of 1.1% in the amount of energy sold;

•         Increase of 11.5% (R$ 30,878) in the energy supplied, caused mainly by the increase of 23.6% in the average selling price charged and 9.7% in the amount of energy sold.

•         Increase of 18.6% (R$ 59,323) in Other Operating Revenue, particularly due to the increase of R$ 62,937 in income from the Tariff for the Use of the Distribution System – TUSD, mainly  due to the migration of captive clients to the free market.

➢  Quantity of Energy Sold

There was a drop of 1.1% in the quantity of energy billed to final consumers in the second quarter of 2011.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The residential, commercial and industrial categories, which account for 85.1% of the energy sold to end users in the quarter, registered growth of 2.2%, 3.6% and a reduction of 6.3%, respectively, compared with the same quarter of the previous year. The residential and commercial categories benefit from the accumulated effect of the expansion of total payroll and availability of credit in recent years, which resulted in increased purchases of household electrical goods and a dynamic retail trade. Besides this benefit, the residential category was impacted by the temperature decrease compared to the same period in the previous year.  The amount sold to the industrial category decreased as a result of the migration of a number of customers to the free market.

The amount of energy sold and transported in the concession area, which affected both the supply billed and collection of the TUSD, increased by 2.7%  compared with the same period of the previous year.

➢  Tariffs

The energy supply tariffs charged increased by an average of 5.9% in the second quarter of 2011, mainly due to the following tariff adjustments of the distribution subsidiaries:

•         CPFL Paulista: 7.23% from April 2011;

•         RGE: 6.74% from June 2011;

•         CPFL Santa Cruz: 15.38%, CPFL Jaguari: 6.62%, CPFL Mococa: 9.77%, CPFL Leste Paulista: 16.44% and CPFL Sul Paulista: 7.11% all from February 2011;

•         CPFL Piratininga: 5.66% from October 2010.

Deductions from Operating Revenue

Deductions from Operating Income in the second quarter of 2011 amounted to R$ 1,470,631, an increase of 8.7% (R$ 118,155) in relation to the same quarter of 2010, mainly due to the increase of 5.8% (R$ 59,785) for ICMS and Pis/Cofins as a result of the supply billed and an increase of 20.7% (R$ 53,516) in CCC and CDE charges.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,524,451, an increase of 1.0% (R$ 14,977) in relation to the same period of the previous year.

➢  Electric Energy purchased for Resale

The balance of electric energy purchased for resale was R$ 1,215,522, a drop of 0.1% (R$ 1,414), explained by the reduction of 2.4% in the amount of energy purchased, partially offset by the increase of 2.3% in the tariff adjustment.  Note that the decrease in the amount is mainly due to the operational start-up of the Foz do Chápeco and Bioenergia projects.

➢  Tariff for the Use of the Distribution System

Increase of 5.6% (R$ 16,392) in the charges for use of the transmission and distribution system, mainly due to the System and System Service Charges (ESS), also as a result of production starting at Foz do Chápeco and Epasa.

Operating Costs and Expense

By excluding cost from construction of the concession infrastructure, Operating Costs and Expense in the quarter amounted to R$ 633,100, an increase of 37.6% (R$ 172,167) compared with the previous quarter. This change was mainly due to:

•         An increase of 40.8% (R$ 59,636) in Personnel, as a result of the early retirement program (R$ 47,528) and the effects of the Collective Agreement;

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

•         An increase of 23.6% (R$ 25,967) Outsourced Services as a result of: (i) cost of a physical inventory of assets, in compliance with Aneel Resolution nº 367/09 (R$ 11,339); (ii) call center expense, particularly of the subsidiaries CPFL Paulista (R$ 2,416) and CPFL Piratininga (R$ 774); (iii) operational start-up of the Foz do Chapecó, Bioenergia and Epasa plants (R$ 1,828);

•         An increase of 27.3% (R$ 33,069) in Depreciation and Amortization, mainly due to the operational start-up of Foz do Chapecó (R$ 21,342) and Epasa (R$ 4,236).

•       An increase of 135.9% (R$ 52,003) in Other Expense, largely as a result of changes in the legal and court expenses (R$ 52,079) mainly caused by the Reversal of Provisions in 2010 in relation to the dispute involving the increase in PIS/COFINS (R$ 39,502) for the subsidiary CPFL Paulista and the provision in the quarter for an ISS contingency of the jointly-owned subsidiary Enercan (R$ 9,626).

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 182,050, compared with R$ 84,124 in the same period of 2010, an increase of 116.4% (R$ 97,926) in the expense.

➢  Increase of R$ 23,659 (23.2%) in financial income, mainly due to:

•         An increase in earnings on short-term financial investments (R$ 14,084), as a result of the higher amounts invested in the second quarter of 2011 and increase in the CDI, plus arrears fines (R$ 7,387).

➢  Increase of R$ 121,585 (65.4%) in financial expense, mainly due to:

•         An increase of R$ 61,798 (33.8%) in interest on debt charges due to the variation in the debt indexes, particularly the CDI (25.9%) and higher indebtedness in the quarter, compared with the same quarter of the previous year.

•         Increase of R$ 25,983 in the Use of Public Utility, mainly due to the operational start-up of the Foz do Chápeco plant (R$ 20,363).

•         Decrease of R$ 32,547 in Capitalized Interest, due to the operational start-up of Foz do Chapecó from October 2010 and Epasa from December 2010.

Social Contribution and Income Tax

Taxes on income in the second quarter of 2011 totaled R$ 160,758, a decrease of 19.7% (R$ 39,480) in relation to the same quarter of 2010, mainly as a result of the drop in Pre-tax Income (18.8%).

 Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 294,083, or 18.3% (R$ 65,687) lower than in the same period of 2010.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the second quarter of 2011 was R$ 814,571, or 2.9% (R$ 23,251) higher that the EBITDA for the same period of 2010.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of June 30, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2011, filed with the CVM (Brazilian Securities Commission).

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2011, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester

NET OPERATING REVENUE	382,071	739,410	405,972	748,858

Cost of electric energy	(314,095)	(567,013)	(328,006)	(566,966)

Operating expenses
Personnel	(5,879)	(11,589)	(4,514)	(8,484)
Material	(694)	(1,256)	(302)	(594)
Outside Services	(10,551)	(20,143)	(8,301)	(13,573)
Depreciation and amortization	(1,032)	(2,080)	(681)	(1,272)
Other	(6,578)	(9,297)	(3,068)	(4,199)

INCOME FROM ELECTRIC ENERGY SERVICE	43,243	128,033	61,100	153,770

FINANCIAL INCOME (EXPENSE)
Income	5,464	10,683	5,421	10,895
Expense	(9,221)	(15,784)	(4,862)	(9,801)

INCOME BEFORE TAXES	39,486	122,931	61,659	154,864

Social contribution	(3,713)	(11,006)	(5,408)	(13,547)
Income tax	(10,442)	(30,462)	(14,867)	(37,419)

NET INCOME	25,332	81,464	41,384	103,898
EBITDA	44,275	130,113	61,781	155,042

Net Operation Revenue

Net Operating Revenue for the second quarter of 2011 was R$ 433,703, a decrease of R$ 21,307 (4.7%) in relation to the same quarter of 2010. This decrease is basically explained by: i) increase of R$ 29,854 in the Electricity sales to wholesalers due to an increase of volume of 54 GWh and an increase of average prices of 16%; (ii) the decrease of R$ 55,751 in Electricity sales to wholesalers due to a reduction of volume of 586 GWh and a raise in the average prices of 3.07%

Net Income and EBITDA

Net income of R$ 25,332 was recorded in the second quarter of 2011, a decrease of R$ 16,052 (38.8%), compared with the same quarter of 2010.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the second quarter of 2011 was R$ 44,275, 28.3% lower than the R$ 61,781 recorded in the same quarter of 2010 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

NOTES TO FINANCIAL STATEMENTS

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

CURRENT ASSETS
Cash and cash equivalents (note 5)	582,944	110,958	4,402,948	1,562,897
Consumers, Concessionaires and Licensees (note 6)	-	-	1,798,570	1,816,073
Dividends and Interest on Equity (note 12)	121,617	412,648	-	-
Financial Investments (note 7)	43,744	42,533	43,744	42,533
Recoverable Taxes (note 8)	51,345	34,992	240,439	193,020
Derivatives (note 32)	-	-	92	244
Materials and Supplies	-	-	38,231	24,856
Leases	-	-	4,356	4,754
Other credits (note 11)	2,300	505	417,227	253,812
TOTAL CURRENT ASSETS	801,950	601,635	6,945,607	3,898,190

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	188,291	195,738
Due from Related Parties	32,866	14,875	-	-
Escrow Deposits (note 21)	11,119	10,676	1,042,062	890,685
Financial Investments (note 7)	22,180	39,216	55,350	72,823
Recoverable Taxes (note 8)	2,787	2,787	159,591	138,966
Derivatives (note 32)	-	-	27	82
Deferred Tax Credits (note 9)	171,532	177,729	1,096,158	1,183,460
Leases	-	-	25,300	26,315
Financial asset of concession (note 10)	-	-	1,091,624	934,646
Private pension fund (note 18)	-	-	5,800	5,800
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	21,415	27,514	222,109	222,100
Investments (note 12)	6,291,676	6,167,072	-	-
Property, Plant and Equipment (note 13)	141	158	5,965,171	5,786,465
Intangible assets (note 14)	182	255	6,564,805	6,584,874
TOTAL NONCURRENT ASSETS	6,553,899	6,440,282	16,532,943	16,158,607

TOTAL ASSETS	7,355,849	7,041,917	23,478,549	20,056,797

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

CURRENT LIABILITIES
Suppliers (note 15)	3,172	1,768	1,093,951	1,047,385
Accrued Interest on Debts (note 16)	-	-	48,947	40,516
Accrued Interest on Debentures (note 17)	16,923	15,529	153,708	118,066
Loans and Financing (note 16)	-	-	976,004	578,867
Debentures (note 17)	-	-	1,385,227	1,509,958
Private pension fund (note 18)	-	-	37,762	40,103
Regulatory charges (note 19)	-	-	139,745	123,541
Taxes and Social Contributions Payable (note 20)	24,489	437	505,473	455,248
Dividends and Interest on Equity (note 24)	19,754	16,360	23,442	23,813
Accrued liabilities related to personnel	15	204	120,728	58,688
Derivatives (note 32)	279	123	53,581	3,982
Public Utilities (note 22)	-	-	27,610	17,287
Other accounts payable (note 23)	8,329	6,824	483,344	410,869
TOTAL CURRENT LIABILITIES	72,961	41,246	5,049,523	4,428,323

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 16)	-	-	56,495	29,155
Loans and Financing (note 16)	-	-	4,837,052	4,917,843
Debentures (note 17)	450,000	450,000	4,874,463	2,212,314
Private pension fund (note 18)	-	-	493,030	570,877
Taxes and Social Contributions Payable (note 20)	-	-	838	960
Deferred tax debits (note 9)	-	-	275,104	277,767
Reserve for contingencies (note 21)	11,095	10,666	314,210	291,265
Derivatives (note 32)	442	460	442	7,883
Public Utilities (note 22)	-	-	436,526	429,632
Other accounts payable (note 23)	39,908	45,837	94,782	141,124
TOTAL NONCURRENT LIABILITIES	501,446	506,964	11,382,942	8,878,819

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	16	16	16	16
Profit Reserves	418,665	418,665	418,665	418,665
Additional dividend proposed	-	486,040	-	486,040
Revaluation Reserve	808,593	795,563	808,593	795,563
Accumulated profit	760,744	-	760,744	-
	6,781,442	6,493,708	6,781,442	6,493,708
Net equity attributable to noncontrolling shareholders	-	-	264,642	255,948
TOTAL SHAREHOLDERS' EQUITY	6,781,442	6,493,708	7,046,084	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,355,849	7,041,917	23,478,549	20,056,797

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the period ended on June 30, 2011 and 2010
(in thousands of Brazilian Reais, except for Earnings per share)

	Parent company				Consolidated
	2011		2010		2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
NET OPERATING REVENUE (note 26)	1	2	2	2	3,044,857	6,067,641	2,867,559	5,746,284
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	-	-	-	-	(1,524,451)	(2,943,113)	(1,509,474)	(2,916,782)
Operating cost	-	-	-	-	(329,572)	(583,369)	(255,036)	(495,322)
Services rendered to third parties	-	-	-	-	(250,861)	(464,628)	(254,287)	(405,900)

GROSS OPERATING INCOME	1	2	2	2	939,972	2,076,531	848,762	1,928,280
Operating expenses (note 28)
Sales expenses	-	-	-	-	(105,131)	(178,202)	(79,948)	(143,858)
General and administrative expenses	(9,942)	(16,140)	(6,226)	(11,022)	(141,273)	(296,094)	(70,816)	(190,208)
Other Operating Expense	(36,297)	(72,595)	(36,878)	(72,240)	(56,678)	(111,189)	(53,866)	(108,431)

INCOME FROM ELECTRIC ENERGY SERVICE	(46,238)	(88,733)	(43,102)	(83,260)	636,890	1,491,046	644,132	1,485,783

Equity in subsidiaries	371,050	877,146	434,141	957,920	-	-	-	-
FINANCIAL INCOME (EXPENSE) (note 29)
Income	(2,232)	7,024	8,252	22,478	125,524	251,438	101,865	202,292
Expense	(13,662)	(26,781)	(18,786)	(35,022)	(307,574)	(564,593)	(185,989)	(368,423)
	(15,894)	(19,757)	(10,534)	(12,544)	(182,050)	(313,156)	(84,124)	(166,131)
INCOME BEFORE TAXES	308,918	768,655	380,505	862,116	454,841	1,177,891	560,008	1,319,652
Social contribution (note 9)	(4,533)	(4,533)	(5,856)	(5,520)	(41,890)	(110,682)	(53,133)	(125,675)
Income tax (note 9)	(16,455)	(16,413)	(19,548)	(18,569)	(118,868)	(307,251)	(147,105)	(346,344)
	(20,988)	(20,946)	(25,404)	(24,089)	(160,758)	(417,933)	(200,238)	(472,019)

NET INCOME	287,930	747,709	355,101	838,027	294,083	759,958	359,770	847,633

Net income attributable to controlling shareholders					287,930	747,709	355,101	838,027
Net income attributable to noncontrolling shareholders					6,153	12,249	4,669	9,606

Net income per share		0.78		0.87

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the semesters ended on June 30, 2011 and 2010
( thousands of Brazilian Reais )

					Revaluation reserve				Noncontrolling	Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	shareholders'	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		interest	equity

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	-	6,493,708	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	747,709	747,709	12,248	759,957
Approval of dividends proposed	-	-	-	(486,040)	-	-	-	(486,040)	(3,596)	(489,636)
Changes in Revaluation reserve:
- Gain in financial instruments	-	-	-	-	-	39,492	-	39,492	-	39,492
- Tax on financial instruments	-	-	-	-	-	(13,427)	-	(13,427)	-	(13,427)
- Realization of financial instruments	-	-	-	-	-	(30)	30	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(19,704)	-	19,704	-	-	-
- Tax on deemed cost realization	-	-	-	-	6,699	-	(6,699)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	42	42

Balance as of June 30, 2011	4,793,424	16	418,665	-	596,727	211,866	760,744	6,781,442	264,642	7,046,084

					Revaluation reserve				Noncontrolling	Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	shareholders'	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	losses		interest	equity
Balance as of December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	267,431	6,536,779

Capital increase	52,249	-	-	-	-	-	-	52,249	-	52,249
Net income for the period	-	-	-	-	-	-	838,027	838,027	9,606	847,633
Prescribed dividends	-	-	-	-	-	-	2,977	2,977	-	2,977
Approval of dividends proposed	-	-	-	(655,017)	-	-	-	(655,017)	-	(655,017)

Changes in Revaluation reserve:
- Gain in financial instruments	-	-	-	-	-	43,379	-	43,379	(3,733)	39,646
- Tax on financial instruments	-	-	-	-	-	(14,749)	-	(14,749)	1,270	(13,479)
- Realization of financial instruments	-	-	-	-	-	(69)	38	(31)	-	(31)
- Realization of deemed cost of fixed assets	-	-	-	-	(19,767)	-	19,767	-	-	-
- Tax on deemed cost realization	-	-	-	-	6,724	-	(6,724)	-	-	-

Destination of profit
- Dividend	-	-	-	774,429	-	-	(774,429)	-	(6,181)	(6,181)

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(13,020)	(13,020)

Balance as of June 30, 2010	4,793,424	16	341,751	774,429	622,828	158,357	(154,622)	6,536,183	255,373	6,791,556

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.
Statement of Cash Flow For the periods ended on June 30, 2011 and 2010
(thousands of Brazilian Reais)

	Parent Company				Consolidated
	2011		2010		2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	308,918	768,655	380,505	862,116	454,841	1,177,891	560,008	1,319,652
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	36,342	72,684	36,914	72,306	199,971	388,142	168,136	334,245
Reserve for contingencies	-	-	-	-	12,025	19,569	(168,692)	(159,540)
Interest and monetary restatement	9,607	18,886	4,286	8,785	249,480	432,133	128,282	255,434
Pension plan costs	-	-	-	-	(23,125)	(44,704)	(21,806)	(43,605)
Equity in subsidiaries	(371,050)	(877,146)	(434,141)	(957,920)	-	-	-	-
Losses on the write-off of noncurrent assets	-	-	-	-	846	846	2,522	3,944
Deferred taxes (PIS and COFINS)	-	-	-	-	1,693	14,534	(3,734)	11,343

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	-	-	62,053	24,950	(8,079)	(38,447)
Dividend and interest on equity received	981,808	981,808	493,015	500,014	-	-	-	-
Recoverable taxes	(612)	(762)	(1,691)	(2,144)	(4,794)	(16,924)	(45,565)	(27,169)
Lease	-	-	-	-	(1,133)	(2,196)	-	-
Escrow deposits	-	(13)	(393)	(393)	(90,342)	(122,906)	(2,722)	(27,462)
Other operating assets	2,575	4,304	(372)	(297)	(6,715)	(119,207)	(42,836)	(67,630)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	1,015	1,404	(1,075)	(1,068)	(6,669)	46,566	72,922	36,202
Taxes and social contributions paid	(200)	(200)	-	-	(118,967)	(326,941)	(155,158)	(341,487)
Other taxes and social contributions	9,559	9,503	9,077	9,153	(75,213)	197	(50,840)	(34,789)
Other liabilities with employee pension plans	-	-	-	-	(14,611)	(35,485)	(15,783)	(37,297)
Interest on debts - paid	-	(24,451)	-	(19,398)	(224,474)	(363,467)	(90,915)	(243,167)
Regulatory charges	-	-	-	-	11,033	16,204	9,719	46,610
Other operating liabilities	(2,885)	(4,613)	5,667	10,615	31,654	87,105	147,539	169,575
CASH FLOWS PROVIDED (USED) BY OPERATIONS	975,077	950,059	491,792	481,769	457,553	1,176,307	482,998	1,156,412

INVESTMENT ACTIVITIES
Capital increase in investments	-	-	-	-	-	-	(117)	(117)
Increase in property, plant and equipment	-	-	(45)	(169)	(105,929)	(297,286)	(163,006)	(281,147)
Financial investments	11,909	22,922	11,179	21,239	11,116	24,580	14,555	17,746
Lease	-	-	-	-	1,862	3,609	-	-
Additions to intangible assets	-	-	-	-	(219,186)	(440,110)	(265,546)	(440,934)
Sale of noncurrent assets	-	-	-	(45)	-	-	1,848	4,716
Advances for capital future increase	-	-	(95)	(95)	-	-	-	-
Intercompany loans with subsidiaries and associated companies	(2,422)	(18,349)	2,413	1,614	-	-	-	-
Other	-	-	72	73	-	-	(5,121)	(2,176)

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	9,487	4,573	13,524	22,617	(312,137)	(709,207)	(417,387)	(701,912)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	-	-	3,029,960	3,410,792	640,542	800,103
Payments of Loans, financing and debentures, net of derivatives	-	-	-	(198)	(249,351)	(547,541)	(372,886)	(715,284)
Dividend and interest on equity paid	(482,624)	(482,646)	(652,302)	(652,342)	(490,278)	(490,300)	(646,113)	(649,113)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(482,624)	(482,646)	(652,302)	(652,540)	2,290,331	2,372,951	(378,457)	(564,294)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	501,940	471,986	(146,986)	(148,154)	2,435,747	2,840,051	(312,846)	(109,794)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	81,004	110,958	217,958	219,126	1,967,201	1,562,897	1,690,295	1,487,243

	582,944	582,944	70,972	70,972	4,402,948	4,402,948	1,377,449	1,377,449
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS

SUPPLEMENTAL INFORMATION
Incorporation of noncontrolling shareholders with share issuance
	-	-	52,549	-	-	-	50,549	-

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.

Added Value Statements for the periods ended on June 30, 2011 and 2010

 (in thousands of Brazilian Reais)

	Parent company				Consolidated
	2011		2010		2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
1. Revenues	1	2	2	2	4,563,879	9,168,733	4,515,959	8,921,510
1.1 Operating revenues	1	2	2	2	4,262,659	8,561,235	3,967,015	8,067,353
1.2 Revenues related to the construction of own assets	-	-	-	-	71,855	180,899	314,232	483,300
1.3 Revenue from infrastructure construction	-	-	-	-	250,415	464,017	253,020	403,464
1.4 Allowance of doubtful accounts	-	-	-	-	(21,051)	(37,418)	(18,308)	(30,080)
1.5 Provision for losses on the realization of regulatory assets	-	-	-	-	-	-	-	(2,527)

2. (-) Inputs	(9,074)	(14,031)	(5,188)	(9,061)	(2,234,829)	(4,332,669)	(2,364,427)	(4,421,499)
2.1 Electricity Purchased for Resale	-	-	-	-	(1,697,347)	(3,288,691)	(1,678,781)	(3,260,617)
2.2 Material	(15)	(32)	(24)	(39)	(194,617)	(375,895)	(371,952)	(538,820)
2.3 Outsourced Services	(7,848)	(11,403)	(3,778)	(6,580)	(260,894)	(510,937)	(262,903)	(487,070)
2.4 Other	(1,212)	(2,596)	(1,386)	(2,442)	(81,971)	(157,145)	(50,791)	(134,992)

3. Gross added value (1 + 2)	(9,073)	(14,029)	(5,186)	(9,059)	2,329,050	4,836,064	2,151,532	4,500,011

4. Retentions	(36,342)	(72,684)	(36,914)	(72,306)	(208,359)	(404,474)	(174,575)	(342,968)
4.1 Depreciation and amortization	(45)	(89)	(36)	(66)	(162,345)	(312,447)	(126,534)	(250,239)
4.2 Amortization of intangible assets	(36,297)	(72,595)	(36,878)	(72,240)	(46,013)	(92,026)	(48,041)	(92,729)

5. Net added value generated (3 + 4)	(45,415)	(86,713)	(42,100)	(81,365)	2,120,691	4,431,591	1,976,957	4,157,043

6. Added value received in transfer	378,213	893,563	451,510	989,515	134,258	260,379	112,846	214,776
6.1 Financial Income	7,162	16,418	17,369	31,595	134,258	260,379	112,846	214,776
6.2 Equity in Subsidiaries	371,050	877,146	434,141	957,920	-	-	-	-

7. Added value to be distributed (5 + 6)	332,797	806,850	409,410	908,150	2,254,949	4,691,971	2,089,803	4,371,819

8. Distribution of added value	332,797	806,850	409,410	908,150	2,254,950	4,691,971	2,089,803	4,371,819
8.1 Personnel and Charges	673	1,538	834	1,566	177,306	299,497	120,815	238,402
8.1.1 Direct Remuneration	684	1,538	770	1,453	98,752	200,478	95,565	185,333
8.1.2 Benefits	(10)	-	33	52	70,634	83,052	17,665	38,419
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	-	-	31	61	7,920	15,967	7,585	14,650
8.2 Taxes, Fees and Contributions	30,511	30,785	34,673	33,495	1,466,257	3,039,598	1,391,736	2,868,556
8.2.1 Federal	30,511	30,782	34,667	33,489	753,726	1,592,993	719,595	1,510,484
8.2.2 State	-	4	-	-	711,027	1,439,503	671,045	1,351,953
8.2.3 Municipal	-	-	6	6	1,505	7,102	1,096	6,119
8.3 Interest and Rentals	13,684	26,818	18,802	35,062	317,303	592,918	217,482	417,228
8.3.1 Interest	13,654	26,772	18,779	35,015	310,372	579,735	213,580	410,355
8.3.2 Rental	29	46	23	47	6,931	13,183	3,902	6,873
8.4 Interest on capital	287,930	747,709	355,101	838,027	294,083	759,958	359,770	847,633
8.4.1 Retained profits	287,930	747,709	355,101	838,027	294,083	759,958	359,770	847,633

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2011

 (Amounts expressed in thousands of reais, unless otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,704	30 years	November 2027
Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,458	30 years	October 2028
Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	1,293	30 years	November 2027
Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	183	16 years	July 2015
Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Private corporation	Direct 100%	Interior of S. Paulo	2	33	16 years	July 2015
Private corporation	Direct 100%	Interior of S. Paulo	5	73	16 years	July 2015
Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	41	16 years	July 2015

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

					Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 20 SHPs and 1 Thermal*	812 MW	812 MW

Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW

Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW

CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW

BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW

Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW

Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW

CPFL Bioenergia S.A. ("CPFL Bioenergia")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	45 MW	45 MW

CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Limited company	Indirect 100%	Rio Grande do Sul	4 Small Hydroelectric Plants (RS)	2.65 MW	2.65 MW

(*) SHP - Small Hydropower Plant
(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.
Energy generation - under development	Company Type	Equity Interest	Location	Number of plants / type of energy	Scheduled start-up date	Projected installed power

CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Thermal (Biomass)	2011	40 MW

CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	50 MW

CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	25 MW

CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2012	70 MW

Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW

Campo dos Ventos I Energias Renovaveis S.A. ("Campo dos Ventos I")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos II Energias Renovaveis S.A. ("Campo dos Ventos II")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos III Energias Renovaveis S.A. ("Campo dos Ventos III")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos IV Energias Renovaveis S.A. ("Campo dos Ventos IV")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Campo dos Ventos V Energias Renovaveis S.A. ("Campo dos Ventos V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

Eurus V Energias Renovaveis S.A. ("Eurus V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

(*) The predicted installed power for the Santa Clara Wind Power complex is 188 MW.
(**) The projected installed power for the Campo dos Ventos Wind Power complex is 160 MW.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%

CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%

Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%

CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%

Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%

CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%

CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

The corporate restructuring related to the association with ERSA is described in Note 34.2.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated quarterly financial statements were prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are presented in accordance with CPC21 Interim Financial Reporting.

The Company also follows the guidelines of the Accounting Manual of the Public Electric Energy and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The individual financial statements are in conformity with the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB, except for measurement of investments in subsidiaries and jointly controlled entities, which are accounted for using the equity method, whereas under IFRS they should be recognized by the cost or fair value method.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The consolidated financial statements were prepared and are presented in full conformity with the IFRS standards and are being presented in accordance with IAS 34 Interim Financial Reporting.

The accounting practices adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2010, and they should be read together with those statements.

2.2 Basis of measurement

The financial quarterly statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments at fair value through profit or loss measured, iii) available-for-sale financial assets are measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for contingency, and

•         Note 32 – Financial instruments and Operating Risks.

2.4 Functional currency and presentation currency

The individual and consolidated financial quarterly statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not sum due to rounding.

2.5 Basis of consolidation

(i) Business combinations

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity after the statement of income for the period in each year presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions within equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN and Paulista Lajeado.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, which are presented as an integral part of the quarterly financial statements.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements

ICPC 01 Concession Agreements establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rollforwarded from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 –Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the period at the same amounts.

3.2 Financial instruments

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the period.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 5), (ii) financial investments (Note 7) and (iii) derivatives (Note 32).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company classifies the in this category the security receivable from CESP (Note 7).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), and (ii) other credits (Note 11).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 16) and (ii) derivatives (Note 32).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (note 15), (ii) loans and financing (note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17); (vi) public utilities (Note 22); and (vii) other accounts payable (note 23).

The Company accounts for warranties when these are issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the risk assumed of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt and (ii) an asset equivalent to the right to compensation by the guaranteed party or a expense prepaid under the warranties, which is amortized by receipt of cash from other shareholders or on a straight-line basis against financial expense over the warranty period.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the period over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996 (subsidiary  CERAN and joint-controlled subsidiaries ENERCAN, BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill that arises the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and tested annually for impairment.

Negative goodwill are registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to  exploit concessions can have three separate origins, based on the following arguments:

 i.        Acquisitions through business combinations: the portion of goodwill arising from business combinations that corresponded to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.        Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing        the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-up date, are amortized on a straight-line basis over the remaining term of the concession.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific assets and collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•       Available-for-sale: by reclassification of the cumulative loss that has been recognized in the revaluation reserve in equity, to profit or loss. This reclassified loss is the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to effective interest rate are reflected as a component of financial income.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

 3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 Employee benefits. Although the plans have particularities, they have the following characteristics:

 i.         Defined contribution plan: a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.         Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity  determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

In accordance with the new accounting practice, Interest on shareholders’ equity  is no longer shown in the statement of income for the year and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense for the period is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, annually approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/CPC, regulatory assets and liabilities cannot be recognized in the Company's financial statements as they do not meet the requirements for assets and liabilities described in the “Framework for the Preparation and Presentation of Financial Statements”. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

(4)   DETERMINATION OF FAIR VALUE

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)    CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Bank deposits	292	4,700	1,057,911	361,749
Short-term financial investments	582,652	106,258	3,345,037	1,201,148
Total	582,944	110,958	4,402,948	1,562,897

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2011 and December 31, 2010:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2011	December 31, 2010
Current
Consumer classes
Residential	300,155	211,560	21,727	533,442	502,539
Industrial	158,043	57,908	41,504	257,455	232,943
Commercial	108,127	45,321	14,118	167,566	169,955
Rural	29,298	6,606	2,467	38,371	39,094
Public administration	28,277	4,300	1,055	33,632	32,614
Public lighting	27,710	2,281	12,874	42,865	41,749
Public utilities	34,663	5,990	314	40,967	40,055
Billed	686,273	333,966	94,059	1,114,298	1,058,949
Unbilled	464,039	-	-	464,039	465,077
Financing of Consumers' Debts	82,981	8,744	29,897	121,622	112,141
Free energy	3,759	-	-	3,759	3,727
CCEE transactions	16,273	-	-	16,273	23,932
Concessionaires and Licensees	157,809	-	-	157,809	193,852
Provision for doubtful accounts	-	-	(92,750)	(92,750)	(80,692)
Other	13,519	-	-	13,519	39,086
Total	1,424,654	342,710	31,206	1,798,570	1,816,073

Non current
Financing of Consumers' Debts	146,990	-	-	146,990	154,436
CCEE transactions	41,301	-	-	41,301	41,301
Total	188,291	-	-	188,291	195,738

Allowance for doubtful accounts

Changes in allowance for doubtful accounts are as follows:

Consolidated
As of December 31, 2010	(80,692)
Provision recognized	(54,518)
Recovery of revenue	17,100
Write-off of accounts receivable provisioned	25,360
As of June 30, 2011	(92,750)

(7) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of June 30, 2011, the current assets balance of the parent company is R$ 43,744 (R$ 42,533 as of December 31, 2010), and the noncurrent assets balance is R$ 22,180 (R$ 39,216 as of December 31, 2010).  The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(8) RECOVERABLE TAXES

	Parent company		Consolidated
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Current
Prepayments of social contribution - CSLL	379	379	7,732	1,425
Prepayments of income tax - IRPJ	872	872	17,183	2,791
IRRF on interest on equity	45,273	30,039	45,693	30,347
Income tax and social contribution to be offset	761	761	23,662	11,449
Withholding tax - IRRF	3,989	2,870	42,721	40,804
ICMS to be offset	-	-	71,124	72,999
Social Integration Program - PIS	-	-	6,181	3,801
Contribution for Social Security financing- COFINS	42	42	23,919	13,437
National Social Security Institute - INSS	1	1	1,737	2,230
Other	26	26	487	13,736
Total	51,345	34,992	240,439	193,020

Noncurrent
Social contribution to be offset - CSLL	-	-	34,893	32,390
Income tax to be offset - IRPJ	-	-	1,001	1,001
ICMS to be offset	-	-	101,916	101,380
Social Integration Program - PIS	2,787	2,787	5,979	2,855
Contribution for Social Security financing- COFINS	-	-	14,389	-
National Social Security Institute - INSS	-	-	1,339	-
Other	-	-	74	1,340
Total	2,787	2,787	159,591	138,966

(9) DEFERRED TAXES

9.1- Composition of the tax credits:

	Parent company		Consolidated
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Social contribution credit/(debit)
Tax loss carryforwards	41,353	42,715	47,595	51,806
Tax benefit of merged goodwill	-	-	163,443	172,256
Temporarily non-deductible differences	730	724	(20,342)	(12,416)
Subtotal	42,084	43,440	190,695	211,646

Income tax credit / (debit)
Tax losses	124,725	129,690	138,635	143,866
Tax benefit of merged goodwill	-	-	554,401	583,724
Temporarily non-deductible differences	4,724	4,599	(48,221)	(33,620)
Subtotal	129,449	134,289	644,815	693,969

PIS and COFINS credit/(debit)
Temporary non-deductible differences	-	-	(14,456)	78

Total	171,532	177,729	821,054	905,693

Total tax credit	171,532	177,729	1,096,158	1,183,460
Total tax debit	-	-	(275,104)	(277,767)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

9.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 -  Stand alone Financial Statements, Consolidated and Separate Financial Statements and Equity Method application. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated
	June 30, 2011		December 31, 2010
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	90,146	250,407	94,584	262,734
CPFL Piratininga	20,339	69,793	21,274	73,002
RGE	39,416	162,778	41,117	169,805
CPFL Santa Cruz	4,125	12,971	4,705	14,794
CPFL Leste Paulista	2,323	7,071	2,622	7,986
CPFL Sul Paulista	3,356	10,470	3,767	11,758
CPFL Jaguari	2,025	6,146	2,305	7,002
CPFL Mococa	1,288	4,005	1,456	4,527
CPFL Geração	-	29,522	-	30,877
CPFL Serviços	425	1,239	425	1,239
Total	163,443	554,401	172,256	583,724

9.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	June 30, 2011			December 31, 2010
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Reserve for contingencies	20,289	56,711	-	18,908	52,809	-
Private pension fund	2,634	8,315	-	3,051	9,473	-
Allowance for doubtful accounts	7,839	22,147	-	6,895	19,155	-
Free energy provision	4,032	11,203	-	3,730	10,362	-
Research and Development and Energy Efficiency Programs	15,147	42,077	-	14,611	40,579	-
Reserves related to personnel	4,257	12,495	-	2,338	7,160	-
Depreciation rate difference - Revaluation	8,856	24,599	-	9,305	25,846	-
Financial instruments (IFRS / CPC)	483	1,342	-	448	1,245	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,341)	(6,508)	-	(2,475)	(6,878)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(14,460)	(40,161)	(16,538)	(1,076)	(3,030)	(1,399)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,362	73,521	-	26,718	74,215	-
Other adjustments changes in practices	14,444	40,048	-	9,673	26,868	-
Other	2,514	12,141	2,082	3,941	9,903	1,477
Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(29,027)	(80,123)	-	(25,337)	(70,388)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(81,370)	(226,027)	-	(83,145)	(230,939)	-
Total	(20,342)	(48,221)	(14,456)	(12,416)	(33,620)	78

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters and semesters ended June 30, 2011 and 2010:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Parent company
	CSLL				IRPJ
	2011		2010		2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	308,918	768,655	380,505	862,116	308,918	768,655	380,505	862,116
Adjustments to reflect effective rate:
Equity in subsidiaries	(371,050)	(877,146)	(434,141)	(957,920)	(371,050)	(877,146)	(434,141)	(957,920)
Amortization of intangible asset acquired	28,641	57,281	28,946	57,891	36,297	72,595	36,878	72,240
Interest on shareholders´ equity	101,560	101,560	98,669	98,669	101,560	101,560	98,669	98,669
Other permanent additions, net	-	17	152	572	-	36	(1,297)	(829)
Calculation base	68,068	50,368	74,131	61,328	75,725	65,700	80,614	74,276
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax credit result	(6,126)	(4,533)	(6,672)	(5,520)	(18,931)	(16,425)	(20,154)	(18,569)
Tax credit allocated	1,593	-	816	-	2,476	12	606	-
Total	(4,533)	(4,533)	(5,856)	(5,520)	(16,455)	(16,413)	(19,548)	(18,569)

Current	(3,177)	(3,177)	(4,361)	(4,361)	(11,572)	(11,572)	(14,444)	(14,444)
Deferred	(1,356)	(1,356)	(1,495)	(1,159)	(4,883)	(4,841)	(5,104)	(4,125)

	Consolidated
	CSLL				IRPJ
	2011		2010		2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	454,841	1,177,891	560,008	1,319,652	454,841	1,177,891	560,008	1,319,652
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	28,641	57,281	28,946	57,891	36,601	73,201	36,921	72,686
Realization CMC	2,564	5,156	2,951	6,141	-	-	-	-
Effect of presumed profit system	(7,441)	(14,212)	(1,932)	(8,822)	(8,541)	(16,378)	(2,637)	(10,616)
Other permanent additions, net	3,928	3,015	(2,324)	(402)	1,763	(6,385)	(15,331)	(18,325)
Calculation base	482,532	1,229,131	587,649	1,374,460	484,664	1,228,330	578,961	1,363,397
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax debit result	(43,428)	(110,622)	(52,888)	(123,701)	(121,166)	(307,083)	(144,740)	(340,849)
Tax credit allocated	1,538	(60)	(245)	(1,974)	2,298	(168)	(2,365)	(5,495)
Total	(41,890)	(110,682)	(53,133)	(125,675)	(118,868)	(307,251)	(147,105)	(346,344)

Current	(40,935)	(95,235)	(47,080)	(103,136)	(115,251)	(266,033)	(129,375)	(285,821)
Deferred	(955)	(15,447)	(6,053)	(22,539)	(3,617)	(41,218)	(17,730)	(60,523)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2010	934,646
Additions	117,528
Marked to market	39,492
Disposal	(42)
As of June 30, 2011	1,091,624

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to fair value is recognized against the revaluation reserve in equity.

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Receivables	8,920	17,155	41,904	39,440
Advances - Fundação CESP	10,715	7,995	-	-
Advances to suppliers	19,906	16,677	-	-
Pledges, funds and tied deposits	7,271	2,107	96,816	89,050
Fund tied to foreign currency loans	-	-	19,521	21,222
Orders in progress	108,416	50,860	-	-
Reimbursement RGR	4,914	5,683	1,909	1,909
Advance energy purchase agreements	36,303	15,817	57,351	65,786
Collection agreements	38,527	48,228	-	-
Advances to employees	12,160	-	-	-
Prepaid expenses	45,175	29,550	1,936	2,722
Other	124,920	59,739	2,672	1,972
Total	417,227	253,812	222,109	222,100

(12)    INVESTMENTS

	Parent company
	June 30, 2011	December 31, 2010
Permanent equity interests - equity method
By equity method of the subsidiary	4,961,896	4,764,698
Value-added of assets, net	1,323,726	1,396,320
Goodwill	6,054	6,054
Total	6,291,676	6,167,072

12.1 - Permanent Equity Interests – equity method:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The main information on the investments in direct permanent equity interests is as follows:

			June 30, 2011				June 30,2011	December 31, 2010	June 30,2011	June 30,2010
Investment	Number of shares (thousand)	Interest %	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	144,378	100.00	5,265,278	144,378	876,246	305,148	876,246	808,682	305,148	420,110
CPFL Piratininga	53,031,259	100.00	2,265,442	83,896	452,995	190,809	452,995	396,907	190,809	160,063
CPFL Santa Cruz	371,772	100.00	273,370	55,363	111,971	15,112	111,971	101,759	15,112	11,518
CPFL Leste Paulista	895,733	100.00	172,187	21,546	66,218	6,527	66,218	66,912	6,527	8,048
CPFL Sul Paulista	463,482	100.00	147,061	21,468	62,361	8,326	62,361	62,467	8,326	7,299
CPFL Jaguari	212,126	100.00	100,175	14,156	43,214	6,821	43,214	43,433	6,821	5,622
CPFL Mococa	121,761	100.00	72,774	14,566	35,593	2,903	35,593	36,691	2,903	4,788
RGE	807,168	100.00	2,869,936	884,328	1,213,547	115,186	1,213,547	1,186,849	115,186	116,394
CPFL Geração	205,487,716	100.00	4,658,471	1,039,618	1,953,332	131,077	1,953,332	1,908,873	131,077	112,538
CPFL Jaguari Geração	40,108	100.00	46,387	40,108	46,308	4,450	46,308	46,334	4,450	3,269
CPFL Brasil	2,999	100.00	2,016,292	2,999	84,954	81,464	84,954	94,234	81,464	103,898
CPFL Planalto	630	100.00	9,967	630	7,172	6,541	7,172	6,353	6,541	5,393
CPFL Serviços	1,482,334	100.00	33,478	5,800	5,818	1,514	5,818	4,304	1,514	(275)
CPFL Atende (*)	1	100.00	17,879	1	180	935	180	(755)	935	(633)
Chumpitaz	100	100.00	4,116	0	403	403	403	-	403	-
CPFL Jaguariuna	189,620	100.00	2,603	2,481	1,583	(70)	1,583	1,654	(70)	(112)
							4,961,896	4,764,698	877,146	957,920

12.2 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

12.3 – Dividend and Interest on shareholders’ equity receivable:

	Parent Company
	Dividend and Interest on shareholders' equity
Subsidiaries	June 30, 2011	December 31, 2010
CPFL Paulista	12,683	237,000
CPFL Piratininga	5,879	-
CPFL Santa Cruz	7,043	12,000
CPFL Leste Paulista	8,855	-
CPFL Sul Paulista	9,397	-
CPFL Jaguari	7,616	-
CPFL Mococa	4,483	-
RGE	30,044	-
CPFL Geração	31,876	85,000
CPFL Brasil	92	75,000
CPFL Serviços	3,648	3,648
	121,617	412,648

By decision of the AGM/EGM, the Company recorded R$ 604,450 in the half year as dividend and interest on shareholder’s equity receivable for 2010.   The subsidiaries paid the company R$ 981,808 in the half year, and also declared interim interest on shareholder’s equity of R$ 101,560 (R$ 86,326 net of withholding tax) in relation to the income for the first half-year of 2011.  After approval by the Board of Directors in June 2011, this amount was recorded as accounts receivable, in accordance with item 3.9.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Cost	182,772	1,814,135	1,674,388	2,655,031	7,885	16,442	784,650	7,135,303
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,812)	(4,190)	(3,502)	-	(1,348,838)

Additions	29	2,413	994	499	-	4	293,184	297,122
Disposals	-	-	-	(2)	(277)	-	-	(279)
Transfers	(23,996)	69,056	27,621	462,056	373	949	(536,059)	-
Transfers - other assets	-	-	-	10,514	-	-	(17,447)	(6,933)
Depreciation	(659)	(33,731)	(25,485)	(50,058)	(501)	(771)	-	(111,205)

As of June 30, 2011	155,757	1,571,434	1,358,012	2,339,227	3,290	13,122	524,328	5,965,171
Cost	158,862	1,885,271	1,703,005	3,128,427	7,981	17,395	524,328	7,425,269
Accumulated depreciation	(3,105)	(313,837)	(344,993)	(789,200)	(4,691)	(4,272)	-	(1,460,098)

Average depreciation rate	-	2.00%	4.00%	3.69%	20.00%	10.00%	-

As mentioned in item 3.4, certain assets were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity.

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

(14)  INTANGIBLE ASSETS

	Consolidated
	June 30, 2011			December 31, 2010
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,054	-	6,054	6,054
Intangible assets - Concession rights:
Acquired in business combinations	3,734,976	(1,785,059)	1,949,917	2,041,944
Distribution infrastructure - operational	8,400,415	(5,061,198)	3,339,218	3,335,775
Distribution infrastructure - in progress	784,028	-	784,028	694,139
Public utility	407,286	(17,009)	390,277	397,984
Other intangible assets	156,390	(61,079)	95,311	108,978
Total intangible assets	13,489,149	(6,924,344)	6,564,805	6,584,874

Historic cost			13,489,149	13,228,307
Accumulated amortization			(6,924,344)	(6,643,433)
			6,564,805	6,584,874

14.1 – Intangible asset from business combination

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The added value on assets in relation to the right to exploit the concession acquired through business combinations is shown below.

	Consolidated
	June 30, 2011			December 31, 2010	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2011	2010
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(110,468)	194,394	204,045	6.33%	6.53%
CPFL Piratininga	39,065	(13,631)	25,434	26,603	5.99%	6.19%
RGE	3,150	(698)	2,452	2,560	6.81%	6.53%
CPFL Geração	54,555	(19,359)	35,196	36,733	5.63%	5.80%
CPFL Santa Cruz	9	(2)	7	8	21.17%	14.10%
CPFL Leste Paulista	3,333	(784)	2,549	2,887	20.25%	13.39%
CPFL Sul Paulista	7,288	(1,624)	5,665	6,356	18.98%	12.79%
CPFL Jaguari	5,213	(1,301)	3,912	4,503	22.68%	13.62%
CPFL Mococa	9,110	(2,173)	6,936	7,841	19.87%	13.92%
CPFL Jaguari Geração	7,896	(796)	7,100	7,422	8.17%	6.00%
	434,480	(150,836)	283,644	298,957

Subsidiaries
ENERCAN	10,233	(2,671)	7,561	7,916	6.90%	6.93%
Barra Grande	3,081	(1,104)	1,977	2,069	5.98%	5.93%
Chapecoense	7,376	(150)	7,225	7,376	4.08%	0.00%
EPASA	499	(10)	489	499	3.85%	0.00%
Windfarm Santa Clara	31,737	-	31,737	31,737	0.00%	0.00%
Windfarm Campo dos Ventos	5,576	-	5,576	5,576	0.00%	0.00%
Others	14,478	(11,591)	2,888	3,248	4.99%	4.99%
	72,979	(15,526)	57,454	58,421

Subtotal	507,459	(166,362)	341,097	357,379

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(748,957)	371,309	380,711	1.68%	1.69%
CPFL Geração	426,450	(229,021)	197,429	206,491	4.25%	3.92%
Subtotal	1,546,716	(977,978)	568,738	587,202

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(446,421)	627,606	658,503	5.75%	5.93%
CPFL Piratininga	115,762	(40,393)	75,368	78,834	5.99%	6.19%
RGE	310,128	(77,033)	233,095	243,296	6.58%	6.30%
CPFL Santa Cruz	61,685	(32,947)	28,738	32,778	13.10%	13.07%
CPFL Leste Paulista	27,034	(10,635)	16,398	18,507	15.59%	15.46%
CPFL Sul Paulista	38,168	(14,734)	23,435	26,312	15.16%	15.17%
CPFL Mococa	15,124	(6,118)	9,006	10,174	15.34%	15.87%
CPFL Jaguari	23,600	(9,273)	14,327	16,300	16.72%	15.75%
CPFL Jaguari Geração	15,275	(3,166)	12,109	12,659	7.20%	7.94%
Subtotal	1,680,801	(640,719)	1,040,082	1,097,363

Total	3,734,976	(1,785,059)	1,949,917	2,041,944

14.2 Changes in Intangible assets

Intangible assets changes for the half-year ended June 30, 2011 are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Public utility	Distribution infrastructure - operational	Distribution infrastructure - in progress	Other intangible assets	TOTAL
Intangible asset at December 31, 2010	6,054	2,041,944	397,984	3,335,775	694,139	108,978	6,584,874
Additions	-	-	-	3,820	452,019	3,752	459,591
Amortization	-	(92,027)	(7,707)	(188,228)	-	(6,905)	(294,867)
Transfer - intangible assets	-	-	-	187,988	(187,988)	-	-
Transfer - financial asset	-	-	-	-	(117,528)	-	(117,528)
Transfer - other assets	-	-	-	(137)	(56,614)	(10,514)	(67,265)
Intangible asset at June 30, 2011	6,054	1,949,917	390,277	3,339,218	784,028	95,311	6,564,805

According to CPC20, interests from loans are capitalized for the qualified intangible assets. For further details about interest capitalized and rates see note 29.

(15)  SUPPLIERS

	Consolidated
	June 30, 2011	December 31, 2010

System Service Charges	25,800	32,406
Energy purchased	626,589	584,018
Electricity Network Usage Charges	161,824	160,099
Materials and Services	205,553	199,264
Free Energy	74,156	70,262
Other	30	1,335
Total	1,093,951	1,047,385

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	June 30, 2011				December 31, 2010
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	40	3,733	6,647	10,420	55	5,040	8,498	13,593
BNDES - Investment	13,124	396,462	3,072,962	3,482,548	8,494	329,993	3,016,364	3,354,851
BNDES - Other	447	49,633	53,452	103,532	1,028	72,123	146,414	219,565
BNDES - Working capital	426	56,181	42,051	98,658	-	-	-	-
Financial Institutions	79,120	58,388	1,594,732	1,732,240	50,269	144,624	1,255,312	1,450,205
Other	593	14,607	30,786	45,986	594	23,337	34,477	58,408
Subtotal	93,750	579,004	4,800,630	5,473,384	60,440	575,117	4,461,065	5,096,622

Foreign currency
Financial Institutions	386	3,514	36,422	40,322	432	3,750	40,750	44,932
Subtotal	386	3,514	36,422	40,322	432	3,750	40,750	44,932

Total at Cost	94,136	582,518	4,837,052	5,513,706	60,872	578,867	4,501,815	5,141,554

Measured at fair value
Foreign currency
Financial Institutions	11,306	393,486	-	404,792	8,799	-	416,028	424,827
Total	11,306	393,486	-	404,792	8,799	-	416,028	424,827

Total	105,442	976,004	4,837,052	5,918,498	69,671	578,867	4,917,843	5,566,381

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
Measured at cost	June 30, 2011	December 31, 2010	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	10,420	13,593	TJLP + 3.1% up to 4.3%	36 to 84 monthly installments from february 2003 to december 2008	CPFL Energia and CPFL Paulista guarantee

BNDES/BNB - Investment
CPFL Paulista - FINEM III	67,242	80,711	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM IV	224,445	256,572	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	99,507	98,051	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	35,479	35,135	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	50,716	36,067	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	39,944	47,945	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM III	93,553	106,944	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	55,905	55,099	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	13,206	13,081	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	29,190	22,905	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	33,633	44,858	TJLP + 5.0%	60 monthly installments from january 2008	Receivables / Reserve account
RGE - FINEM IV	142,871	163,321	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010	Receivables / CPFL Energia guarantee
RGE - FINEM V	60,899	59,967	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012	Receivables / CPFL Energia guarantee
RGE - FINEM V	9,737	9,710	Fixed rate 5.5%	96 monthly installments from february 2013	Receivables / CPFL Energia guarantee
RGE - FINAME	8,493	4,857	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Santa Cruz	9,243	10,483	TJLP + 2.0% to 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	4,866	5,475	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	4,278	4,825	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	6,197	3,261	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	6,711	4,735	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Geração	81,912	74,531	TJLP + 1.72%	192 monthly installments from may 2013	Shares / Receivables / Equipment/ CPFL Energia guarantee
BAESA	112,533	120,347	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	21,253	24,244	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	257,318	273,992	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	14,025	15,932	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	532,666	557,451	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	48,559	53,845	UMBND + 3.69% to 5% (2)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,038,407	996,013	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	40,508	39,512	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	39,710	39,369	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Sul Centrais - FINEM	6,244	-	TJLP + 3.5%	46 monthly installments from april 2011
CPFL Brasil - FINEM	86,229	-	TJLP + 1.87% to 1.90%	168 monthly installments from january 2012	CPFL Energia guarantee
CPFL Brasil - FINAME	111,421	-	Fixed rate 5.5%	106 monthly installments from january 2012	CPFL Energia guarantee
EPASA - BNB	95,648	95,613	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee

BNDES - Other
CPFL Brasil - Purchase of assets	4,708	6,785	TJLP + 1.94% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	1,360	-	Fixed rate 4.5% and 5.5%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	97,465	105,652	TJLP + 5.0% (3)	32 monthly installments from february 2011	No guarantee
CPFL Geração - FINEM - Working capital	56,087	53,232	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	42,571	53,896	TJLP + 4.95% (4)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	31,125	34,874	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables
Banco do Brasil	105,190	104,890	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	211,310	199,622	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	151,402	-	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	19,435	18,360	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	19,462	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	250,776	236,830	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	55,958	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Brasil
FINEP	5,187	3,675	Fixed-rate 5%	81 monthly installments from august 2011	Receivables
CPFL Santa Cruz
HSBC	-	45,206	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	17,303	16,337	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,877	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	10,706	10,109	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	9,478	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	17,790	16,798	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	17,677	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	8,975	8,476	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,025	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,893	1,786	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,949	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	103,928	103,371	106.0% of CDI	1 installment in february 2014	CPFL Energia guarantee
Banco do Brasil	629,227	627,432	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
CERAN
Banco Bradesco	22,507	22,439	CDI + 1.75%	1 installment in april 2012	No guarantee
Foz do Chapecó
Banco Alfa	27,060	-	111.45% of CDI	1 installment in january 2012	No guarantee

Other
Eletrobrás
CPFL Paulista	9,587	10,358	RGR + 6.0% to 6.5%	monthly installments up to december 2022	Receivables and promissory notes
CPFL Piratininga	766	925	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	17,053	18,097	RGR + 6%	monthly installments up to june 2020	Receivables and promissory notes
CPFL Santa Cruz	3,602	3,947	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	1,033	1,096	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,719	1,837	RGR + 6%	monthly installments up to december 2021	Receivables and promissory notes
CPFL Jaguari	100	109	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	397	415	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Other	11,728	21,624
Subtotal Brazilian Currency - Cost	5,473,383	5,096,622

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Foreign Currency

Financial institutions
CPFL Paulista (5)
Debt Conversion Bond	1,863	2,982	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	5,057	6,298	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	13,650	14,570	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	19,752	21,082	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	40,322	44,932

Total Measured at cost	5,513,706	5,141,554

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco ABN AMRO Real	404,792	424,827	Yen +1.49% (6)	1 installment in january 2012	No guarantee
Total Foreign Currency - fair value	404,792	424,827

Total - Consolidated	5,918,498	5,566,381

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 139.30% of CDI	(3) 106.0% up tp 106.5% of CDI
(2) 139.30% of CDI	(4) 106.0% of CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 20,245 was contracted, converting the currency variation to 81.30% of the CDI.
(6) 104.98% of CDI

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%;
RGE - R$ 85.1 million 98.5% CDI + 2.88% IOF; R$ 147.4 million 98.5% CDI + 2.28% IOF
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 0.4% fee + 1.88% IOF

(**) Effective rate: 99.0% of CDI + 2.88%

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. As of June 30, 2011, the total balance of the debt measured at fair value of CPFL Paulista was R$ 404,792 (R$ 424,827 as of December 31, 2010), and the amount related to the cost was R$ 409,503 (R$ 429,792 as of December 31, 2010).

The changes in the fair values of this debt are recognized in the financial income (expense) of the subsidiary. The gain of R$ 4,711 (gain of R$ 4,965 at December 31, 2010) obtained by marking the debts to market are offset by the effects of R$ 6,281 (R$ 7,607 at December 31,  2010) obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 32), resulting in a net accumulated loss of R$ 1,570 (R$ 2,642 at December 31, 2010).

Main fund-raising in the period:

Brazilian currency

BNDES - Investment

BNDES –FINEM V Investment (CPFL Paulista) - The subsidiary obtained the approval of a financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System in the second half of 2010 and in 2011. There was no release in this half-year and the remaining balance of R$ 157,971 is scheduled to be released by the end of 2011. The interest will be paid quarterly and from February 15, 2012 it will be paid monthly.

FINAME (CPFL Paulista) – The subsidiary received approval for financing from the BNDES in 2009, of R$ 92,183 part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The subsidiary received the amount of R$ 14,609 in the half-year and the outstanding balance of R$ 41,560 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing from the BNDES in 2010, of R$ 165,621 part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. There was no release in the half-year, and the outstanding balance of R$ 97,501 is scheduled for release by the end of 2011. The interest will be paid quarterly during the grace period and monthly, together with payments of the principal, during the amortization term.

FINAME (CPFL Piratininga) – The subsidiary received approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in to acquire equipment for the Electricity System in 2010 and 2011. The amount of R$ 6,276 was received in the half-year and the outstanding balance of R$ 18,981 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINAME (RGE) – The subsidiary received approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line, to be invested in to acquire equipment for the Electricity System in 2010 and 2011. The amount of R$ 3,630 was received in the half-year and the outstanding balance of R$ 23,942 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

BNDES Investment (CPFL Geração) – The subsidiary obtained approval for FINEM financing of R$ 574,098 from the BNDES in 2010, to be invested in the subsidiaries Santa Clara I to VI and Eurus VI. The amount of R$ 4,400 was released in the half-year and the outstanding balance of R$ 494,160 is scheduled for release by April 2013.

FINEM/FINAME (CPFL Brasil) – the subsidiary received approval for financing of a total amount of R$398,547 from the BNDES in 2010 will be used for the indirect subsidiary CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$ 197,601 was released in the half-year and the outstanding balance of R$ 200,946 is scheduled for release by December 2011, except for CPFL Bio Pedra that is scheduled for release by June 2012.  The interest and amortization will be paid monthly, from December, 2011, except for CPFL Bio Pedra which will be from June 2012.

Financial Institutions

Banco do Brasil – Working capital (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa e CPFL Jaguari) – these subsidiaries obtained approval for financing of working capital, of which a total amount of R$ 267,870 was released in the half-year (R$ 261,504 net of costs), to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

Banco Alfa (Foz do Chapecó) - a credit line of R$ R$ 50,000 (Company’s share R$25,500),  was obtained from Alfa bank in the half-year ended June 30 to cover working capital.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Maturity	Consolidated
2012	459,495
2013	809,501
2014	721,714
2015	1,067,348
2016	267,818
After 2016	1,511,176
Total	4,837,052

RESTRICTIVE COVENANTS

The Banco do Brasil loan for working capital is subject to certain financial covenants and contain clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. The index is the maintaince of a ratio of net indebtedness to EBITDA of less than 3.0.

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2010.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(17)  DEBENTURES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

		Consolidated
		June 30, 2011				December 31, 2010
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	16,923	-	450,000	466,923	15,529	-	450,000	465,529

CPFL Paulista
3rd Issue	1st Series	6,060	213,333	426,668	646,061	5,925	213,333	426,667	645,925
4th Issue	Single series	6,659	109,946	-	116,605	6,323	109,601	-	115,924

5th Issue	Single series	4,890	-	482,165	487,055	-	-	-	-
		17,609	323,279	908,833	1,249,721	12,248	322,934	426,667	761,849
CPFL Piratininga
1st Issue	1st Series	-	-	-	-	10,733	200,000	-	210,733

3rd Issue	Single series	7,674	-	258,997	266,670	7,013	-	258,868	265,881

4th Issue	Single series	1,807	-	278,367	280,174	1,845	-	278,043	279,888

5th Issue	Single series	1,616	-	159,324	160,940	-	-	-	-
		11,097	-	696,687	707,785	19,591	200,000	536,911	756,502
RGE
2nd Issue	1st Series	-	-	-	-	2,019	28,370	-	30,389

3rd Issue	1st Series	955	33,333	66,667	100,955	939	33,333	66,667	100,939
	2nd Series	8,095	46,667	93,333	148,095	7,721	46,667	93,333	147,721
	3rd Series	1,931	13,333	26,667	41,931	1,824	13,333	26,667	41,824
	4th Series	1,452	16,667	33,333	51,452	1,335	16,667	33,333	51,335
	5th Series	1,452	16,667	33,333	51,452	1,335	16,667	33,333	51,335

4th Issue	Single series	11,199	184,998	-	196,197	10,633	184,623	-	195,256

5th Issue	Single series	707	-	69,651	70,358	-	-	-	-
		25,791	311,665	322,984	660,440	25,806	339,660	253,333	618,799

CPFL Santa Cruz
1st Issue	Single series	465	-	64,670	65,135

CPFL Leste Paulista
1st Issue	Single series	1,475	24,000	-	25,475	1,400	23,965	-	25,365

CPFL Sul Paulista
1st Issue	Single series	975	16,000	-	16,975	926	15,979	-	16,905

CPFL Jaguari
1st Issue	Single series	614	10,000	-	10,614	583	9,983	-	10,566

CPFL Brasil
1st Issue	Single series	10,054	164,960	-	175,014	9,545	164,728	-	174,273

2nd Issue	Single series	13,439	-	1,315,301	1,328,740	-	-	-	-

CPFL Geração
2nd Issue	Single series	25,624	424,882	-	450,506	24,327	424,266	-	448,593

3rd Issue	Single series	7,792	-	263,269	271,061	7,121	-	263,137	270,258

4th Issue	Single series	6,923	-	677,337	684,260	-	-	-	-

EPASA
2nd Issue	Single series	13,978	101,999	101,285	217,262	-	-	204,406	204,406

BAESA
	1st Series	361	3,164	13,154	16,679	357	3,165	15,030	18,552
	2nd Series	296	2,570	11,217	14,083	294	2,569	12,207	15,070

Enercan
	1st Series	292	2,708	49,726	52,726	339	2,709	50,623	53,671
		153,708	1,385,227	4,874,463	6,413,398	118,066	1,509,958	2,212,314	3,840,338

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee

5th Issue	4,840	CDI + 1.30%	CDI + 1.40%	1 single installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
1st Issue	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee

3rd Issue	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee

4th Issue	280	109.09% of CDI	109.09% CDI + 0.83%	December 10, 2013	CPFL Energia guarantee

5th Issue	1,600	CDI + 1.30%	CDI + 1.41%	June, 1, 2016	CPFL Energia guarantee

RGE
2nd Issue	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured

3rd Issue	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee

4th Issue	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured

5th Issue	700	CDI + 1.30%	CDI + 1.43%	June, 1, 2016	Unsecured

CPFL Santa Cruz
1st Issue	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Leste Paulista
1st Issue	2,400	111.90% of CDI	111.9% CDI + 0.65%	1 installment in July 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue	1,600	111.00% of CDI	111% CDI + 0.6%	1 installment in July 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue	1,000	111.90% of CDI	111.9% CDI + 0.79%	1 installment in July 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue	16,500	111% of CDI	111% CDI + 0.57%	1 installment in July 2011	CPFL Energia guarantee

2nd Issue	13,200	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
2nd Issue	425,250	109.8% of CDI	109.8% CDI + 0.58%	1 installment in July 2011	CPFL Energia guarantee

3rd Issue	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee

4th Issue	6,800	100% of CDI + 1.40%p.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
2nd Issue	400	111% of CDI	111% of CDI + 0.49%	12 monthly installments from January 2012	CPFL Energia guarantee

BAESA
	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
	8,100	CDI + 0.4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan
	110	100% of CDI + 1.25% p.a	111.1% of CDI	Quarterly with settlement in December 2025	No guarantees

	The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
	(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
	(2) 105.07% of CDI		(4) 104.9% of CDI

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2012	596,579
2013	777,665
2014	159,367
2015	532,364
2016	719,250
After 2016	2,089,238
Total	4,874,463

Amounts raised in the period

In June 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil and CPFL Geração subscribed and paid up registered, book entry, single series, unsecured debentures not convertible into shares, with an additional fidejussory guarantee.  The funds will be used to refinance the debts maturing in 2011, to reinforce working capital and for investment plans.  Interest is payable on the debentures half-yearly from the issue date.  Details of the issue are provided below:

Subsidiaries	Number of debentures	Amount per debenture issued R$ mil	Total raised amount R$ mil	Amount raised, net of issuance costs R$ mil
CPFL Paulista	4,840	100	484,000	482,165
CPFL Piratininga	1,600	100	160,000	159,324
RGE	700	100	70,000	69,651
CPFL Santa Cruz	650	100	65,000	64,670
CPFL Geração	6,800	100	680,000	677,337
CPFL Brasil	13,200	100	1,320,000	1,315,301
			2,779,000	2,768,448

RESTRICTIVE COVENANTS

The latest issue of the debentures of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil and CPFL Geração is subject to certain restrictive covenants, which include clauses that require the company to maintain certain financial ratios within pre-established parameters.  The ratios are as follows:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25

The other debentures are also subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre- established parameters.  The details of these restrictive covenants are set forth in the December 31, 2010 financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(18)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista, through Fundação CESP, are composed by a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to October 31, 1997, and after then a Mixed Benefit Plan for programmed retirements and a Benefit Plan for death and disability.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of June 30, 2011 is R$ 485,536 (R$ 479,877 as of December 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are composed by a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after then a Benefit Plan and another of variable contributions.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of  Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of June 30, 2011 is R$ 134,290 (R$ 133,170 as of December 31, 2010).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – defined contribution) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of June 30, 2011, is R$ 9,683 (R$ 9,571 as of December 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

VII – Changes in the defined benefit plans

Changes occurred in the half-year related to the net actuarial liability according to CPC 33 as shown as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	June 30, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) on December 31, 2010	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense recognized in income statement	(34,151)	(9,312)	(1,241)	(44,704)	-	-
Sponsors' contributions transferred during the period	(26,120)	(7,995)	(434)	(34,549)	-	-
Actuarial liabilities /(assets) at the end of the period	409,352	94,267	9,777	513,397	(5,800)	(5,800)
Other contributions	13,886	240	(63)	14,064	-	-
Subtotal	423,238	94,507	9,715	527,460	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,332
Actuarial liabilities /(assets) on June 30, 2011	423,238	94,507	9,715	530,792	(5,800)	(5,800)

Current				37,762		-
Noncurrent				493,030		(5,800)

Expense and income recognized as operating cost in the actuarial report are shown below:

	1st semester 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	522	1,890	68	-	2,480
Interest on actuarial obligations	152,366	38,964	3,336	-	194,666
Expected return on plan assets	(184,672)	(48,944)	(4,351)	-	(237,967)
Amortization of unrecognized actuarial gains	(2,367)	(1,222)	(294)	-	(3,883)
Total income	(34,151)	(9,312)	(1,241)	-	(44,704)

	1st semester 2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	550	2,404	72	576	3,602
Interest on actuarial obligations	146,228	37,766	3,172	9,174	196,340
Expected return on plan assets	(182,144)	(46,576)	(3,842)	(11,858)	(244,420)
Amortization of unrecognized actuarial gains	(18)	(632)	-	1,522	872
Total income	(35,384)	(7,038)	(598)	(586)	(43,606)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2011 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions considered in the actuarial calculations, based on acturial report prepared for December 31, 2010 and 2009 were:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	December 31, 2010 (1)	December 31, 2009 (1)	December 31, 2010 (1)	December 31, 2009 (1)

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	MERCER TABLE	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(1) Refers to the date of issuance of the actuarial report
(*) CPFL Paulista and CPFL Geração 12.73% p.a, and CPFL Piratininga 12.71% p.a.
(**) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% a.a.

(19)  REGULATORY CHARGES

	Consolidated
	June 30, 2011	December 31, 2010
Fee for the Use of Water Resources	6,059	4,452
Global Reverse Fund - RGR	23,973	16,484
ANEEL Inspection Fee	2,431	2,285
Fuel Consumption Account - CCC	61,523	58,288
Energy Development Account - CDE	45,759	42,033
Total	139,745	123,541

(20)  TAXES AND CONTRIBUTIONS PAYABLE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	June 30, 2011	December 31, 2010
Current
ICMS (State VAT)	276,581	247,891
PIS (Tax on Revenue)	14,828	13,563
COFINS (Tax on Revenue)	69,724	63,668
IRPJ (Corporate Income Tax)	87,873	86,853
CSLL (Social Contribution Tax)	23,885	22,280
Income tax on Capital Interest	15,234	-
Other	17,348	20,993
Total	505,473	455,248

Noncurrent
COFINS (Tax on Revenue)	580	960
Other	258	-
Total	838	960

(21)  RESERVE FOR CONTINGENCIES

	Consolidated
	June 30, 2011		December 31, 2010
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	46,216	169,794	39,136	147,056

Civil
General Damages	12,708	87,117	11,126	75,033
Tariff Increase	10,689	5,941	10,813	9,200
Other	4,231	437	5,904	1,516
	27,628	93,495	27,843	85,750
Tax
FINSOCIAL	18,806	53,610	18,714	53,322
Income Tax	78,248	632,719	73,401	539,601
Interest on Shareholders’ Equity - PIS and COFINS	11,095	11,095	10,666	10,666
PIS and COFINS - Non-Cumulative Method	89,926	-	87,672	-
Other	39,214	63,046	29,059	39,143
	237,289	760,470	219,513	642,732
Other
Various	3,077	18,303	4,773	15,148

Total	314,210	1,042,062	291,265	890,685

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	December 31, 2010	Addition	Reversal	Payment	Monetary Restatement	June 30, 2011
Labor	39,136	10,424	(1,561)	(1,783)	-	46,216
Civil	27,843	8,469	(4,591)	(4,093)	-	27,628
Tax	219,513	14,448	(1)	-	3,330	237,289
Other	4,773	-	-	(1,743)	47	3,077
Reserve for Contingencies	291,265	33,341	(6,154)	(7,618)	3,377	314,210
Escrow Deposits	890,685	124,901	(946)	(1,049)	28,471	1,042,062

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2010.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2011, the claims relating to possible losses were as follows: (i) R$ 353.188 for labor suits (R$ 341,608 as of December 31, 2010); (ii) R$ 555,812 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 604,603 as of December 31, 2010); and (iii) R$ 854,009 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 823,872 as of December 31, 2010).

Escrow deposits – Income taxes: From the total amount of R$ 632,719, R$ 558,071 (R$ 483,355 at December 31, 2010) refers to the dispute on the deductibility for federal taxes purposes of expense recognized in 1997 in respect of settlement in respect of the welfare deficit of the employees’ pension plan of subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. The subsidiary, based on consulting the Brazilian Federal Revenue Office, obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. Consequently, the subsidiary was assessed by the tax inspectors and, as a condition for continuing the discussions on two legal suits, there were legal decisions which required escrow deposits for guarantee. The deductibility also resulted in other assessments and in order to also be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$291,273. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be classified as remote.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22)  PUBLIC UTILITIES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Consolidated
Companies	June 30, 2011	December 31, 2010	Number of remaining installments	Interest rates
CERAN	74,519	71,987	297	IGP-M + 9.6% p.a.
ENERCAN	10,516	9,884	300	IGP-M + 8% p.a.
BAESA	56,699	52,865	288	IGP-M + 8% p.a.
Foz do Chapecó	322,402	312,183	307	IGP-M / IPC-A + 5,3% p.a.
TOTAL	464,136	446,919

Current	27,610	17,287
Noncurrent	436,526	429,632

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Consumers and Concessionaires	74,752	63,635	-	-
Energy Efficiency Program - PEE	92,496	63,698	4,076	32,039
Research & Development - P&D	131,243	110,418	21,464	29,680
National Scientific and Technological Development Fund - FNDCT	3,334	3,077	-	-
Energy Research Company - EPE	1,201	1,206	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	21,887	11,030	4,791	7,418
Provision for environmental expenditure	3,291	11,685	340	2,455
Payroll	9,781	6,722	-	-
Profit sharing	21,573	36,296	-	-
Collections agreement	73,510	56,260	-	-
Founder shares	1,719	1,674	-	-
Guarantees	-	-	39,895	45,831
Other	48,558	45,169	6,466	5,950
Total	483,344	410,869	94,782	141,124

(24)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of June 30, 2011 and December 31, 2010 are distributed as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Number of shares
	June 30, 2011		December 31, 2010
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,454	25.55	122,948,720	25.55
BB Carteira Livre I FIA	298,467,476	31.02	149,233,727	31.02
Bonaire Participações S.A.	121,427,038	12.62	60,713,511	12.62
BNDES Participações S.A.	81,053,460	8.42	40,526,739	8.42
Brumado Holdings S.A.	34,502,100	3.59	17,251,048	3.59
Antares Holding Ltda.	16,039,720	1.67	8,019,852	1.67
Board of Directors	212	-	112	-
Executive officers	45,220	-	2,354	-
Other	164,841,580	17.13	82,441,067	17.13
Total	962,274,260	100.00	481,137,130	100.00

24.1 Share reverse split and split

As disclosed in the Relevant Facts of March 28 and April 28, 2011 and notice to the Shareholders of May 10, 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011.

The share grouping and split did not involve changes to financial resources.

The fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and will be sold by auction on the BM&FBovespa from August 5, 2011.

24.2 – Dividends

As decided in the AGM/EGM of April 28, 2011, the Company recognized a dividend payable of R$ 486,040 for the second half year of 2010.  R$ 482,646 of the total amount was paid in the half year.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at June 30, 2011 was based on the profit for the half year of R$ 747,709 (R$838,027 at June 30, 2010) attributable to CPFL Energia and the average weighted number of common shares outstanding during the period ended June 30, 2011, as shown below:

	June 30, 2011	June 30, 2010

Net income attributable to the Parent Company	747,709	838,027

Outstanding shares on January 1	481,137,130	479,910,938
Issuance of shares on April 26, 2010	-	1,226,192
Share reverse split and split, without changes to financial resources in June 2011	481,137,130	-
Outstanding shares on June 30, 2011	962,274,260	481,137,130

Weighted average number of common shares held by Shareholders	962,274,260	960,702,566

Earnings per share	0.78	0.87

In accordance with CPC 41 Income per Share, calculation of the average weighted number of shares for 2010 took into account the share grouping and split that occurred in 2011 (note 24), as there was no change in financial resources.

Diluted earnings per share

On half-years ended in June 30, 2011 and 2010, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share.

(26)  GROSS SALES AND SERVICES INCOME

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	2011		2010
Revenue from Eletric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	1,413,024	2,885,425	1,314,494	2,705,408
Industrial	1,028,327	1,979,091	1,049,963	2,048,454
Commercial	742,720	1,515,840	682,915	1,413,593
Rural	103,659	205,162	102,033	212,124
Public Administration	105,153	203,343	97,728	189,006
Public Lighting	80,122	159,049	74,301	149,803
Public Services	126,047	244,979	116,394	231,747
Billed	3,599,051	7,192,890	3,437,828	6,950,135
Unbilled (Net)	(11,249)	(1,408)	(57,882)	(11,123)
Emergency Charges - ECE/EAEE	1	(3)	-	3
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,755,692)	(3,454,601)	(1,426,149)	(3,021,642)
Electricity sales to final consumers	1,832,111	3,736,878	1,953,797	3,917,373

Other Concessionaires and Licensees	260,669	529,609	251,831	479,729
Current Electric Energy	37,778	45,195	15,738	17,778
Electricity sales to wholesaler	298,447	574,804	267,569	497,507

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,755,692	3,454,601	1,426,149	3,021,642
Revenue due to Network Usage Charge - TUSD - Free Consumers	324,639	662,772	261,702	502,180
Revenue from construction of concession infrastructure	250,415	464,017	253,020	403,464
Other Revenue and Income	54,185	132,181	57,798	128,651
Other operating revenues	2,384,931	4,713,571	1,998,669	4,055,937

Total gross revenues	4,515,489	9,025,253	4,220,035	8,470,817

Deductions from operating revenues
ICMS	(713,383)	(1,436,930)	(670,889)	(1,350,352)
PIS	(67,502)	(137,829)	(64,429)	(133,376)
COFINS	(310,984)	(634,934)	(296,765)	(614,394)
ISS	(1,240)	(2,340)	(724)	(1,517)
Global Reversal Reserve - RGR	(14,708)	(25,926)	(18,371)	(35,600)
Fuel Consumption Account - CCC	(181,504)	(356,367)	(141,539)	(264,605)
Energy Development Account - CDE	(131,211)	(262,422)	(117,660)	(235,316)
Research and Development and Energy Efficiency Programs	(33,890)	(68,390)	(20,994)	(57,367)
PROINFA	(16,202)	(32,470)	(21,105)	(32,003)
Emergency Charges - ECE/EAEE	(1)	3	-	(3)
IPI	(6)	(6)	-	-
	(1,470,631)	(2,957,612)	(1,352,476)	(2,724,533)

Net revenue	3,044,857	6,067,641	2,867,559	5,746,284
(*) Information not revised by the independent auditors.

	Consolidated
	2011		2010
Revenue from Eletric Energy Operations (in GWh) (*)	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,256	6,716	3,187	6,471
Industrial	3,664	7,212	3,910	7,691
Commercial	1,960	4,087	1,892	3,912
Rural	450	902	485	1,041
Public Administration	288	570	285	550
Public Lighting	365	735	359	715
Public Services	447	892	431	854
Billed	10,430	21,113	10,549	21,234
Own comsuption	8	17	8	17
Electricity sales to final consumers	10,438	21,130	10,557	21,251

Other Concessionaires, permissionaires and licensees	2,265	4,684	2,507	4,922
Current Electric Energy	588	1,124	656	966
Electricity sales to wholesaler	2,853	5,808	3,163	5,888

(*) Information not revised by the independent auditors.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
N. of consumers(*)	June 30, 2011	June 30, 2010
Consumer class
Residential	5,959,104	5,785,107
Industrial	76,342	78,063
Commercial	499,979	494,855
Rural	240,328	236,846
Public Administration	45,984	44,512
Public Lighting	8,252	7,908
Public Services	7,288	7,158
Total	6,837,277	6,654,449

(*) Information not revised by the independent auditors.

The details of distributors tariff adjustments are as follows:

		2011		2010
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	7.38%	7.23%	2.7%	-5.69%
CPFL Piratininga	October	(**)	(**)	10.11%	5.66%
RGE	June	17.21%	6.74%	12.37%	3.96%
CPFL Santa Cruz	February	23.61%	15.38%	10.09%	-2.53%
CPFL Leste Paulista	February	7.76%	16.44%	-13.21%	-8.47%
CPFL Jaguari	February	5.47%	6.62%	5.16%	3.67%
CPFL Sul Paulista	February	8.02%	7.11%	5.66%	4.94%
CPFL Mococa	February	9.50%	9.77%	3.98%	3.24%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.
(**) The respective tariff increases have not yet occurred.

(27)  COST OF ELECTRIC ENERGY

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	2011		2010
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	229,939	470,172	255,320	516,081
Current Electric Energy	47,224	85,208	8,873	16,752
PROINFA	42,238	84,739	45,005	94,585
Energy purchased of bilateral contracts and through action in the regulated market	1,016,561	1,928,175	1,030,353	1,971,060
Credit of PIS and COFINS	(120,440)	(238,037)	(122,615)	(254,709)
Subtotal	1,215,522	2,330,257	1,216,936	2,343,769

Electricity Network Usage Charge
Basic Network Charges	244,979	484,485	226,757	456,975
Transmission from Itaipu	21,760	43,437	22,380	42,807
Connection Charges	17,219	33,830	12,508	25,438
Charges of Use of the Distribution System	9,435	18,833	6,925	13,653
System Service Charges - ESS	41,304	88,651	39,731	78,776
Reserve Energy charges	1,431	5,980	14,836	16,517
Credit of PIS and COFINS	(27,198)	(62,359)	(30,599)	(61,153)
Subtotal	308,930	612,856	292,538	573,013

Total	1,524,451	2,943,113	1,509,474	2,916,782

	Consolidated
	2011		2010
Electricity Purchased for Resale (in GWh) (*)	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,701	5,383	2,620	5,353
Current Electric Energy	1,115	2,438	485	1,499
PROINFA	129	349	264	495
Energy purchased of bilateral contracts and through action in the regulated market	8,472	16,473	9,350	18,284
Total	12,417	24,643	12,719	25,631
(*) Information not revised by the independent auditors.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(28)  OPERATING EXPENSES

	Parent Company
	2nd quarter
	General		Other		Total
	2011	2010	2011	2010	2011	2010
Personnel	794	971	-	-	794	971
Materials	15	24	-	-	15	24
Outside Services	7,848	3,778	-	-	7,848	3,778
Depreciation and Amortization	45	36	-	-	45	36
Other:	1,241	1,417	36,297	36,878	37,538	38,295
Leases and Rentals	29	25	-	-	29	25
Publicity and Advertising	1,044	130	-	-	1,044	130
Legal, Judicial and Indemnities	1	15	-	-	1	15
Donations, Contributions and Subsidies	84	-	-	-	84	-
Intangible of concession amortization	-	-	36,297	36,878	36,297	36,878
Other	82	1,247	-	-	82	1,247
Total	9,942	6,226	36,297	36,878	46,239	43,104

	Parent Company
	1st semester
	General		Other		Total
	2011	2010	2011	2010	2011	2010
Personnel	1,971	1,841	-	-	1,971	1,841
Materials	32	39	-	-	32	39
Outside Services	11,403	6,580	-	-	11,403	6,580
Depreciation and Amortization	89	66	-	-	89	66
Other:	2,646	2,496	72,595	72,240	75,240	74,736
Leases and Rentals	46	47	-	-	46	47
Publicity and Advertising	1,761	501	-	-	1,761	501
Legal, Judicial and Indemnities	352	361	-	-	352	361
Donations, Contributions and Subsidies	223	-	-	-	223	-
Intangible of concession amortization	-	-	72,595	72,240	72,595	72,240
Other	264	1,587	-	-	264	1,587
Total	16,140	11,022	72,595	72,240	88,735	83,262

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Personnel	140,460	85,872	-	117	29,887	20,602	35,412	39,531	-	-	205,759	146,122
Employee Pension Plans	(22,352)	(21,803)	-	-	-	-	-	-	-	-	(22,352)	(21,803)
Materials	16,855	15,911	320	252	1,247	955	4,903	2,139	-	-	23,325	19,257
Outside Services	39,023	47,075	126	733	27,073	21,100	69,837	41,184	-	-	136,059	110,092
Depreciation and Amortization	139,773	113,013	-	165	15,783	2,230	(1,536)	5,542	-	-	154,019	120,950
Costs related to infrastructure construction	-	-	250,415	253,020	-	-	-	-	-	-	250,415	253,020
Other:	15,814	14,968	-	-	31,141	35,061	32,656	(17,580)	56,678	53,866	136,290	86,315
Collection charges	-	-	-	-	9,719	11,731	-	-	-	-	9,719	11,731
Allowance for doubtful accounts	-	-	-	-	21,051	18,308	-	-	-	-	21,051	18,308
Leases and Rentals	2,728	4	-	-	22	4	3,433	2,017	-	-	6,183	2,025
Publicity and Advertising	280	-	-	-	57	-	2,996	2,245	-	-	3,333	2,245
Legal, Judicial and Indemnities	102	-	-	-	-	-	20,397	(31,428)	-	-	20,499	(31,428)
Donations, Contributions and Subsidies	10	-	-	-	-	-	2,413	3,662	-	-	2,423	3,662
Inspection fee	-	-	-	-	-	-	-	338	7,234	6,073	7,234	6,411
Intangible of concession amortization	-	-	-	-	-	-	-	-	46,013	48,041	46,013	48,041
Other	12,695	14,964	-	-	292	5,018	3,416	5,586	3,431	(248)	19,834	25,320
Total	329,572	255,036	250,861	254,287	105,131	79,948	141,273	70,816	56,678	53,866	883,515	713,953

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Personnel	228,164	173,675	-	233	50,721	38,274	78,914	81,176	-	-	357,799	293,358
Employee Pension Plans	(44,704)	(43,605)	-	-	-	-	-	-	-	-	(44,704)	(43,605)
Materials	28,823	29,155	406	619	1,897	1,585	10,410	4,855	-	-	41,536	36,214
Outside Services	80,647	83,017	205	1,254	52,662	38,320	123,507	86,378	-	-	257,022	208,969
Depreciation and Amortization	263,537	221,807	-	330	16,455	4,417	16,123	11,155	-	360	296,115	238,069
Costs related to infrastructure construction	-	-	464,017	403,464	-	-	-	-	-	-	464,017	403,464
Other:	26,901	31,273	-	-	56,467	61,262	67,139	6,644	111,189	108,071	261,696	207,250
Collection charges	-	-	-	-	18,178	23,041	-	-	-	-	18,178	23,041
Allowance for doubtful accounts	-	-	-	-	37,418	30,080	-	-	-	-	37,418	30,080
Leases and Rentals	2,876	-	-	-	83	4	9,135	4,136	-	-	12,095	4,140
Publicity and Advertising	337	-	-	-	85	-	6,048	2,717	-	-	6,470	2,717
Legal, Judicial and Indemnities	139	-	-	-	-	-	32,760	(18,448)	-	-	32,899	(18,448)
Donations, Contributions and Subsidies	10	-	-	-	-	-	5,030	3,279	-	-	5,040	3,279
Inspection fee	-	-	-	-	-	-	-	-	14,127	12,179	14,127	12,179
Free energy adjustment	-	-	-	-	-	-	-	-	-	2,527	-	2,527
Intangible of concession amortization	-	-	-	-	-	-	-	-	92,026	92,729	92,026	92,729
Other	23,539	31,273	-	-	702	8,137	14,166	14,960	5,035	636	43,443	55,006
Total	583,369	495,322	464,628	405,900	178,202	143,858	296,094	190,208	111,189	108,431	1,633,482	1,343,719

(29)  FINANCIAL INCOME AND EXPENSES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Parent Company
	2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester
Financial Income
Income from Financial Investments	4,679	10,952	8,464	18,325
Restatement of Escrow Deposits	260	429	206	393
PIS and COFINS on Capital Interest	(9,394)	(9,394)	(9,117)	(9,117)
Other	1,794	4,608	8,699	12,877
Total	(2,232)	7,024	8,252	22,478

Financial Expense
Debt Charges	(13,397)	(26,133)	(10,745)	(20,588)
Monetary and Exchange Variations	(183)	(561)	548	395
Other	(82)	(87)	(8,589)	(14,829)
Total	(13,662)	(26,781)	(18,786)	(35,022)

Net financial income (expense)	(15,894)	(19,757)	(10,534)	(12,544)

	Consolidated
	2011		2010
	2nd quarter	1st semester	2nd quarter	1st semester
Financial Income
Income from Financial Investments	49,100	92,231	35,016	65,378
Arrears of interest and fines	40,308	82,465	32,921	65,822
Restatement of tax credits	1,016	2,842	337	1,355
Restatement of Escrow Deposits	15,648	28,471	11,055	25,753
Monetary and Exchange Variations	16,030	28,784	9,967	16,082
Discount on purchase of ICMS credit	2,591	6,254	1,566	3,569
PIS and COFINS on Capital Interest	(9,394)	(9,394)	(9,117)	(9,117)
Other	10,225	19,785	20,120	33,450
Total	125,524	251,438	101,865	202,292

Financial Expense
Debt Charges	(245,259)	(471,698)	(183,461)	(338,138)
Monetary and Exchange Variations	(16,255)	(35,422)	(14,770)	(47,681)
(-) Capitalized borrowing costs	5,719	19,320	38,266	71,657
Public utilities	(31,545)	(33,917)	(5,562)	(10,180)
Other	(20,233)	(42,877)	(20,462)	(44,081)
Total	(307,574)	(564,593)	(185,989)	(368,423)

Net financial income (expense)	(182,050)	(313,156)	(84,124)	(166,131)

Interest is capitalized at a rate of 9.95% p.a. for qualified intangible assets and property, plant and equipment in accordance with CPC 20. In the first half year of 2010, R$ 48,384  of the total amount, (R$ 25,812 in the second quarter 2010) refers to energy generation projects in the process of development, especially Foz do Chapecó, EPASA and CPFL Bioenergia.

(30)  SEGMENT OPERATION

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The Company’s operating segments are separated by business segment (electric energy distribution, generation and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between the segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by segment of activity is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
1st semester 2011
Net revenue	5,277,947	290,519	499,173	2	-	6,067,641
(-) Intersegment revenues	7,585	432,253	292,740	-	(732,578)	-
Income from electric energy service	956,334	410,378	141,092	(16,757)	-	1,491,046
Financial income	187,773	47,995	9,992	5,679	-	251,438
Financial expense	(262,366)	(259,483)	(15,961)	(26,783)	-	(564,593)
Income before taxes	881,740	198,890	135,123	(37,861)	-	1,177,891
Income tax and social contribution	301,094	52,645	43,248	20,946	-	417,933
Net Income	580,646	146,244	91,875	(58,807)	-	759,958
Total Assets (**)	11,161,229	8,402,102	1,668,785	2,246,433	-	23,478,549
Capital Expenditures and other intangible assets	436,360	295,250	5,786	-	-	737,396
Depreciation and Amortization	182,177	130,447	2,831	72,687	-	388,142

1st semester 2010
Net revenue	5,046,591	248,833	450,858	2	-	5,746,284
(-) Intersegment revenues	7,308	291,617	336,317	-	(635,242)	-
Income from electric energy service	1,038,028	298,869	159,961	(11,075)	-	1,485,783
Financial income	150,528	19,823	10,652	21,289	-	202,292
Financial expense	(179,740)	(143,415)	(10,227)	(35,041)	-	(368,423)
Income before taxes	1,008,817	175,276	160,386	(24,827)	-	1,319,652
Income tax and social contribution	343,479	52,754	51,667	24,119	-	472,019
Net Income	665,338	122,522	108,719	(48,946)	-	847,633
Total Assets (**)	10,927,392	7,212,016	404,706	439,386	-	18,983,500
Capital Expenditures and other intangible assets	432,659	283,672	5,562	188	-	722,081
Depreciation and Amortization	174,419	85,329	2,140	72,357	-	334,245

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

The financial statements for the year ended December 31, 2010 show the balances and changes that took place in the normal course of operating activities of the Company and its subsidiaries.

The main transactions are described below:

a)            Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments, as mentioned in Note 5.

b)            Loans and Financing, Debentures and Derivatives – relate to funds raised from Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. In addition, the Company is guarantor of some of the loans obtained by its subsidiaries, as described in Notes 16 and 17.

c)            Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund, for which one of the managers is BB DTVM, which charges management fees under normal market conditions for such management.

d)            Intangible assets, Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)            Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)              Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)             Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)            Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Additionally, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

In the half-year, the subsidiaries obtained releases of financing for working capital from Banco do Brasil, as described in note 16.  Some of the debentures issued by the subsidiaries in the half year were also subscribed by Banco do Brasil, as described in Note 17.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(32)  FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2010, drawn up by the National Electricity System Operator, the risk of any energy deficit is very low for 2011, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributed to the final consumers. In accordance with Law 8.987/1995, the tariffs fixed should insure the economic and financial balance of the concession contract at the time of the tariff review,which could result in lower increases than anticipated by the distribution subsidiaries, albeit offset in subsequent periods by other increases.

Risk Management for Financial instruments

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

b) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites (see note 4).

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of June 30, 2011 and December 31, 2010, applying the above methodology, are shown below, only for comparation purposes:

	Parent Company
	June 30, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value
Debentures (note 17)	(466,923)	(470,862)	(465,529)	(470,262)
Total	(466,923)	(470,862)	(465,529)	(470,262)

	Consolidated
	June 30, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 16)	(5,513,707)	(5,156,283)	(5,141,554)	(4,870,909)
Debentures (note 17)	(6,413,398)	(6,619,049)	(3,840,338)	(3,891,397)
Total	(11,927,105)	(11,775,332)	(8,981,892)	(8,762,306)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

c) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiary CPFL Paulista are fully aligned with the debt protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the debt was recognized, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of June 30, 2011, the Company and its subsidiaries had the following swap operations:

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange variation hedge:

CPFL Paulista
ABN	-	(51,293)	(51,293)	(45,012)	(6,281)	yen	Jan 2012	376,983	Over the counter

Derivatives for protection of debts not designated at fair value

Exchange variation hedge:

CPFL Paulista
HSBC	-	(578)	(578)	(592)	14	dollar	Oct 2011	20,546	Over the counter

CPFL Geração
Itaú	-	(651)	(651)	(139)	(512)	dollar	From July 2011 to Dec 2011	52,161	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	-	(721)	(721)	(63)	(658)	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	125	-	125	55	70	CDI + spread	July 2011 to Dec 2013	280,000	Over the counter
Citibank	(6)	-	(6)	2	(8)	CDI + spread	July 2011 to Dec 2013	100,000	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	-	(191)	(191)	-	(191)	TJLP	Jan 2013	21,655	Over the counter
Santander	-	(208)	(208)	(8)	(200)	TJLP	Jan 2013	21,663	Over the counter

CPFL Geração
HSBC	-	(381)	(381)	(18)	(363)	TJLP	Dec 2012	42,385	Over the counter

Subtotal	119	(54,023)	(53,904)	(763)	(1,848)

Total	119	(54,023)	(53,904)	(763)	(1,848)

Current	92	(53,581)
Non-current	27	(442)
Total	119	(54,023)

For further details of terms and information about debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

As mentioned above, the subsidiary CPFL Paulista opted to mark to market the debt with fully tied hedge instruments, resulting in a gain of R$ 4,711 as of June 30, 2011 (Note 16). The gain minimized the loss on derivatives stated previously.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and half-years ended June 30, 2011 and 2010, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
			2011		2010
Company	Hedged risk / transaction	Account	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Interest rate variation	Swap of interest rate	52	65	66	164
CPFL Energia	Mark to Market	Adjustment to fair value	(129)	68	20	(231)
CPFL Paulista	Exchange variation	Swap of currency	(17,475)	(47,621)	17,752	16,962
CPFL Paulista	Mark to Market	Adjustment to fair value	(620)	1,340	(754)	(69)
CPFL Piratininga	Interest rate variation	Swap of interest rate	182	(391)	49	49
CPFL Piratininga	Mark to Market	Adjustment to fair value	25	(8)	(328)	(328)
CPFL Geração	Exchange variation	Swap of currency	(3,529)	(8,882)	(11,031)	(8,238)
CPFL Geração	Interest rate variation	Swap of interest rate	(140)	(234)	161	619
CPFL Geração	Mark to Market	Adjustment to fair value	604	2,520	754	1,586
RGE	Interest rate variation	Swap of interest rate	47	123	159	341
RGE	Mark to Market	Adjustment to fair value	(7)	(159)	(118)	(12)
			(20,990)	(53,179)	6,730	10,843

d) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at June 30, 2011 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

		Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 9.2%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	19,521	apprec. dollar	1,798	4,880	9,761
Financial liability instruments	(124,223)	apprec. dollar	(11,442)	(31,056)	(62,111)
Derivatives - Plain Vanilla Swap	72,761	apprec. dollar	6,702	18,190	36,380
	(31,941)		(2,942)	(7,986)	(15,970)

Financial liability instruments	(404,792)	apprec. yen	(37,287)	(101,198)	(202,396)
Derivatives - Plain Vanilla Swap	404,792	apprec. yen	37,287	101,198	202,396
	-		-	-	-

	(31,941)		(2,942)	(7,986)	(15,970)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of June 30, 2011 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 11% p.a.; IGP-M of 8.65% p.a.; TJLP of 6.0% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 714,327. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

		Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	3,947,831	CDI variation	65,139	108,565	217,131
Financial liability instruments	(8,143,727)	CDI variation	(134,371)	(223,952)	(447,905)
Derivatives - Plain Vanilla Swap	(617,252)	CDI variation	(10,185)	(16,975)	(33,949)
	(4,813,148)		(79,417)	(132,362)	(264,723)

Financial assets instruments	65,924	IGP-M variation	(2,011)	1,426	2,851
Financial liability instruments	(31,125)	IGP-M variation	949	(673)	(1,346)
	34,799		(1,062)	753	1,505

Financial liability instruments	(3,217,313)	TJLP variation	(18,982)	(48,260)	(96,519)
Derivatives - Plain Vanilla Swap	85,795	TJLP variation	506	1,287	2,574
	(3,131,518)		(18,476)	(46,973)	(93,945)

Total increase	(7,909,867)		(98,955)	(178,582)	(357,163)

* The CDI, IGP-M and TJLP indexes considered of 12.65%, 5.6% and 6.59%, respectively, were obtained from information available in the market.
**In compliance with CVM Instruction 475/08

(33)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

	Consolidated
	June 30, 2011	March 31, 2011	December 31, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	64,236	71,630	54,407	22,111	16,828	12,753
Other financial components	-	-	-	-	-	199
	64,236	71,630	54,407	22,111	16,828	12,952
Deferred Costs Variations
Parcel "A"	-	-	333	999	1,333	1,290
CVA (**)	335,493	330,339	333,622	271,736	366,741	374,336
	335,493	330,339	333,955	272,735	368,074	375,626
Prepaid Expenses
Overcontracting	6,585	8,899	23,860	54,032	70,752	100,326
Low income consumers' subsidy - Losses	32,680	31,011	34,994	47,281	48,186	55,506
Neutrality of the sector charges	1,160	381	-	897	-	-
Tariff adjustment	1,402	5,194	13,891	30,560	-	-
Other financial components	44,435	50,189	53,314	58,742	36,467	11,557
	86,262	95,674	126,059	191,512	155,405	167,389
Liabilities
Deferred Gains Variations
Parcel "A"	-	-	(11,472)	(34,338)	(45,772)	(44,419)
CVA (**)	(438,985)	(402,013)	(364,365)	(417,770)	(506,543)	(377,735)
	(438,985)	(402,013)	(375,837)	(452,108)	(552,315)	(422,154)
Other Accounts Payable
Tariff review	-	-	-	(23,382)	(49,315)	(89,261)
Discounts TUSD and Irrigation (*)	(2,043)	(1,190)	(1,923)	(3,054)	(3,273)	(991)
Tariff adjustment	-	-	(3,556)	(10,882)	(14,225)	-
Overcontracting	(116,964)	(127,196)	(61,391)	(47,679)	(46,119)	(17,541)
Low income consumers' subsidy - Gains	(6,426)	(5,923)	(6,280)	(3,924)	(5,890)	(6,011)
Neutrality of the sector charges	(96,955)	(111,798)	(63,905)	(27,456)	(1,521)	-
Other financial components	(11,461)	(16,168)	(26,110)	(36,980)	(24,110)	(12,138)
	(233,849)	(262,275)	(163,165)	(153,360)	(144,453)	(125,942)

Total net	(186,842)	(166,645)	(24,581)	(119,110)	(156,461)	7,871

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(34)  RELEVANT FACTS AND SUBSEQUENT EVENTS

34.1 Loans and financing

A meeting of the Board of Directors held in July 2011 granted approval for the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista and CPFL Leste Paulista to raise funds through external loans, to a total amount in foreign currency of up to R$ 1,210 million, for a term of up to 5 (five) years.  The Company will guarantee all these operations by aval guarantees and promissory notes.

R$ 983 million was already released until August 1, 2011, (R$ 740 million to CPFL Paulista and R$ 243 million to CPFL Piratininga), indexed to dollar exchange variation and spread of 2.33% to 3.69% and a payment term of 3 to 5 years. The subsidiaries has contracted swap operation converting the operation cost to annual interest rate, in reais, of 96.85% of the CDI to 106.85% of CDI.

34.2 Corporate restructuring - association with ERSA

On April 19, 2011, the Company signed an agreement with the shareholders of ERSA Energias Renováveis S.A. (ERSA), to merge assets and projects relating to renewable energy sources held in its subsidiaries.  In the case of CPFL, the assets of the subsidiaries CPFL Geração and CPFL Brasil, which include wind farms, biomass and small hydroelectric power plants. After a series of planned restructurings, CPFL Geração and CPFL Brasil will join the control of ERSA, as majority shareholder, which will result in the creation of CPFL  Energias Renováveis S.A.

On June 21, 2011, through Resolution 2967/2011, published in the Official Gazette of the Federal Executive – DOU, on July 04, 2011, ANEEL authorized the restructuring which, in relation to the CPFL Group companies involved in the project, can be summarized as follows:

Stage 1:  Transfer of CPFL Geração`s small hydroelectric power plants to the following SPC (Special Purpose Companies) controlled by CPFL Geração:  MOHINI Empreendimentos e Participações Ltda. – “Mohini”; JAYADITYA Empreendimentos e Participações Ltda – “Jayaditya”; and CHIMAY Empreendimentos e Participações Ltda. – “Chimay”;

Stage 2:  Increase of the capital of Smita Empreendimentos e Participaçóes S.A. (SMITA) through the contribution by CPFL Geração and CPFL Brasil of their held interests in the Mohini, Jayaditya and Chimay renewable energy SPCs, which receive the CPFL Geração`s small hydroelectric power plants at stage 1; and

Stage 3:  Merger of SMITA by ERSA, resulting in CPFL Geração and CPFL Brasil becoming shareholders in that company, which will take the name of CPFL Energias Renováveis S.A.

The subsidiaries CPFL Geração, CPFL Brasil and SMITA approved stages 1 and 2 on July 18, 2011.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

34.3 Proposed allocation of dividends

On August 1, 2011, the Execuitive Board proposed the allocation of interim dividends of R$ 747,709, corresponding to R$ 0.777023176 per share, in relation to the income received in the first half year of 2011.  As mentioned in item 3.9, these amounts were not recorded in the accounts.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

COMMENTS ON PERFORMANCE AND FORECASTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the six month-period ended June 30, 2011, as well as the three years ended December 31, 2010, 2009 and 2008.

	Millions of R$
		Year ended on December 31,
	1st semester 2011	2010	2009	2008
Distribution
CPFL Paulista	193	527	344	279
CPFL Piratininga	111	285	132	123
RGE	96	237	215	226
Other	36	79	54	37
	436	1,128	745	665

Generation	295	645	581	502

Commercialization and other	6	29	12	11

	737	1,802	1,338	1,178

We plan to make capital expenditure aggregating approximately R$ 2,092 million in 2011 and approximately R$ 1,633 million in 2012. Of the total budgeted capital expenditure over this period, R$ 2,144 million are expected to be invested in distribution and R$ 1,474 million in generation activities.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2011:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	245,897,454	25.55
BB Carteira Livre I FIA	298,467,476	31.02
Bonaire Participações S.A.	121,427,038	12.62
BNDES Participações S.A.	81,053,460	8.42
Board of directors	212	0.00
Executive officers	45,220	0.00
Other shareholders	215,383,400	22.38
Total	962,274,260	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of June 30, 2011  and 2010:

	June 30, 2011		June 30, 2010
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	665,791,968	69.19	333,314,879	69.28
Administrator		-
Executive officers	212	0.00	5,624	0.00
Board of directors	45,220	0.00	112	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	296,436,860	30.81	147,816,515	30.72
Total	962,274,260	100.00	481,137,130	100.00
Outstanding shares	296,436,860	30.81	147,816,515	30.72

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to individual level, as of June 30, 2011:

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	46.55	70,530	50.00	1,886,457	46.67
(b)	Camargo Corrêa Energia S.A.	1,339,149	34.33	47,018	33.33	1,386,167	34.29
(c)	Camargo Corrêa S.A.	581,201	14.90	23,512	16.67	604,713	14.96
	Other shareholders	164,951	4.22	-	-	164,951	4.08
	Total	3,901,228	100.00	141,060	100.00	4,042,288	100.00

(a)	Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	721,645,262	100.00

(b)	Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c)	Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(d)	Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	405,222	100.00	87,772	99.99	492,994	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	405,227	100.00	87,780	100.00	493,007	100.00

(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	2,998,125,577	100.00
	Other shareholders	5	-
	Total	2,998,125,582	100.00

(f)	Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(j )	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other shareholders	6	0.01	-	-	6	0.01
	Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

(g)	RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	40	26.67	749,890	99.99
	Other shareholders	-	-	110	73.33	110	0.01
	Total	749,850	100.00	150	100.00	750,000	100.00

(h)	RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Renata de Camargo Nascimento	749,850	100	40	-	749,890	99.99
	Other shareholders	-	-	110	100	110	0.01
	Total	749,850	100	150	100	750,000	100.00

(i)	RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

( j )	RCABPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100.00

(k)	RCNPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Renata de Camargo Nascimento	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100

(l)	RCPODPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Regina de Camargo Pires Oliveira Dias	1,499,850	99.99
	Other shareholders	150	0.01
	Total	1,500,000	100.00

(m)	RRRPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,980	33.33
	Renata de Camargo Nascimento	1,980	33.33
	Regina de Camargo Pires Oliveira Dias	1,980	33.34
	Total	5,940	100.00

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Shareholder's composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class up to the individuals level, as of June 30, 2011:

	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

	Shareholders	Cotas	%
	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00
	Total	130,163,541	100.00

Shareholder's composition of BONAIRE Parcipações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2011:

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
	Other shareholders	6	-
	Total	66,728,878	100.00

(a)	Energia São Paulo Fundo de Investimento em Participações

	Shareholders	Cotas	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
	Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
	Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
	Fundação Sistel de Seguridade Social	256,722,311	32.22
	Total	796,479,768	100.00

(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

	Shareholders	Cotas	%
	Fundação CESP	353,528,507	100.00
	Total	353,528,507	100.00

Shareholder's composition of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2011:

	Shareholders	Common Shares	%
	Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
	Total	1	100.00

( * )	State agency - Federal Government

Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Quarterly Social Report / 2011 *
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st semester 2011 Value (R$ 000)			1st semester 2010 Value (R$ 000)
Net Revenues (NR)	6,067,641			5,746,284
Operating Result (OR)	1,177,891			1,319,652
Gross Payroll (GP)	309,409			258,416
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	23,018	7.44%	0.38%	19,799	7.66%	0.34%
Mandatory payroll taxes	67,178	21.71%	1.11%	69,809	27.01%	1.21%
Private pension plan	14,668	4.74%	0.24%	12,398	4.80%	0.22%
Health	12,842	4.15%	0.21%	14,535	5.62%	0.25%
Occupational safety and health	0	0.00%	0.00%	1,005	0.39%	0.02%
Education	901	0.29%	0.01%	1,112	0.43%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	4,065	1.31%	0.07%	4,465	1.73%	0.08%
Day-care / allowance	429	0.14%	0.01%	715	0.28%	0.01%
Profit / income sharing	20,029	6.47%	0.33%	20,531	7.95%	0.36%
Others	2,490	0.80%	0.04%	2,793	1.08%	0.05%
Total - internal social indicators	145,620	47.06%	2.40%	147,163	56.95%	2.56%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	120	0.01%	0.00%	420	0.03%	0.01%
Culture	5,616	0.48%	0.09%	4,408	0.33%	0.08%
Health and sanitation	0	0.00%	0.00%	801	0.06%	0.01%
Sport	150	0.01%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	564	0.05%	0.01%	1,084	0.08%	0.02%
Total contributions to society	6,450	0.55%	0.11%	6,713	0.51%	0.12%
Taxes (excluding payroll taxes)	2,991,633	253.98%	49.30%	2,671,396	202.43%	46.49%
Total - external social indicators	2,998,083	254.53%	49.41%	2,678,109	202.94%	46.61%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	19,134	1.62%	0.32%	52,923	4.01%	0.92%
Investments in external programs and/or projects	19,577	1.66%	0.32%	34,787	2.64%	0.61%
Total environmental investments	38,711	3.29%	0.64%	87,710	6.65%	1.53%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	(X) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% ( ) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		1st semester 2011			1st semester 2010
Nº of employees at the end of period	8,003			7,515
Nº of employees hired during the period	790			658
Nº of outsourced employees	ND			ND
Nº of interns	289			230
Nº of employees above 45 years age	2,034			2,081
Nº of women working at the company	1,908			1,577
% of management position occupied by women	10.99%			9.58%
Nº of Afro-Brazilian employees working at the company	972			781
% of management position occupied by Afro-Brazilian employees	2.91%			1.30%
Nº of employees with disabilities	288			296
6 - Relevant information regarding the exercise of corporate citizenship		1st quarter 2011			1st quarter 2010
Ratio of the highest to the lowest compensation at company	74.24			74.49
Total number of work-related accidents	13			9
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) are not considered	(X) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	169,433	788	1,989	790,497	433	873
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	17.17%	100%	100%	53.21%
Total value-added to distribute (R$ 000):	1st semester 2011	4,691,971		1st semester 2010	4,371,819
Value-Added Distribution (VAD):	64.8% government 6.4% employees 0% shareholders 12.6% third parties 16.2% retained			65.62% government 5.45% employees 0% shareholders 9.54% third parties 19.39% retained
7 - Other information
Consolidated information
* Adjusted to adequate to IFRS
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the interim financial information, individual and consolidated, of CPFL Energia S.A., comprised in Quarterly Information Form related to the quarter ended June 30, 2011, comprising the balance sheets and the respective statements of income, comprehensive income, shareholders’ equity and cash flows for the quarter and six months period ended in that date, which include the summary of accounting practices and the footnotes.

The management is responsible for the preparation of the individual interim financial information in accordance to CPC 21 - Interim financial information and the consolidated interim financial information in accordance to Technical Pronouncement CPC 21 and with the international rule IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, such as the presentation of these information in accordance with the rules issued by Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and international rule of the interim information review (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information involves performing inquires, mainly to the people responsible to the financial and accounting matters, performing analytical procedures and other review procedures. The reach of an review is significantly minor of an audit conducted in accordance with the audit rules and, consequently, do not permit us to obtain assurance that the we know all the significant issues that may be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion over the individual interim financial information

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: June 30, 2011 - CPFL Energia S. A

Based on our review, we are not aware of any fact the make us to believe that the individual interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Conclusion over the consolidated interim financial information

Based on our review, we are not aware of any fact the make us to believe that the consolidated interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Others matters

Interim information of the additional value

We have also reviewed, the individual and consolidated interim financial information of statements of additional value (DVA), related to the quarterly ended June 30, 2011, whose presentation in the interim information is required by the Brazilian Securities Commission - CVM for public companies in the preparation of Quarterly Information, and considered as a supplemental information for IFRS that do not requires the DVA presentation. Those statements were subject to the same aforementioned review procedures, and in accordance with our review, we are not aware of any fact the make us to believe that was not prepared, in all material respects, in accordance with the individual and consolidated interim financial information as a whole.

Campinas, August 1, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 04, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.